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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

AUTO ACQUISITION COMPANY, LLC,

AUTO MERGERSUB, INC.

AND

THE PEP BOYS – MANNY, MOE & JACK

DATED AS OF JANUARY 29, 2012

i

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of January 29, 2012, is by and among Auto Acquisition Company, LLC, a Delaware limited liability company ("Parent"), Auto Mergersub, Inc., a Pennsylvania corporation ("Merger Sub") and wholly owned subsidiary of Parent, and The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the "Company").

W I T N E S S E T H:

        WHEREAS, the Board of Directors of the Company has determined that it is fair to, advisable and in the best interests of the Company and the holders of the common stock of the Company, par value $1.00 per share (the "Company Capital Stock"), to enter into this Agreement with Parent and Merger Sub, providing for the merger (the "Merger") of Merger Sub with and into the Company, with the Company as the Surviving Corporation, in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), and has adopted and approved this Agreement and the transactions contemplated hereby, including the Merger;

        WHEREAS, the respective Boards of Directors of each of Parent and Merger Sub have approved and declared it advisable for Parent and Merger Sub to enter into this Agreement and consummate the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein and Parent, in its capacity as the sole stockholder of Merger Sub, has adopted this Agreement and the transactions contemplated hereby, including the Merger; and

        WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent and Merger Sub have delivered to the Company the Guarantee (the "Guarantee"), of each of the Investors, dated as of the date hereof, and pursuant to which each of the Investors has guaranteed the due and punctual payment, if and when such payment may be due and owing, of such Investor's portion of the Parent Termination Fee.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

        Section 1.1    The Merger.    Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the PBCL, Merger Sub shall be merged with and into the Company as soon as practicable following the satisfaction or waiver of the conditions set forth in Article VIII. Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") under the name "The Pep Boys – Manny, Moe & Jack" and shall continue its existence under the Laws of the Commonwealth of Pennsylvania, and the separate corporate existence of Merger Sub shall cease.

        Section 1.2    Effective Time; Closing.    No later than the fifth (5th) Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), the parties hereto shall cause the Merger to be consummated by filing articles of merger (the "Articles of Merger") with the Department of State of the Commonwealth of Pennsylvania (the "Department of

State"), in such form as required by and executed in accordance with the relevant provisions of the PBCL (the date and time of the filing of the Articles of Merger with the Department of State (or such later time as is specified in the Articles of Merger) being the "Effective Time"). On the date of such filing (the "Closing Date"), a closing (the "Closing") shall be held at 9:00 a.m., Philadelphia time, at the offices of Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, PA (or such other time, date, or place as the parties may agree).

        Section 1.3    Effect of the Merger.    The Merger shall have the effects set forth in the applicable provisions of Section 1929 of the PBCL.

        Section 1.4    Conversion of Company Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

        (a)   Subject to Section 1.4(b), each issued and outstanding share of Company Capital Stock at the Effective Time (other than shares owned by Parent or Merger Sub) shall be converted into the right to receive $15.00 in cash without interest (the "Merger Consideration") upon surrender of the certificate that formerly evidenced such share of Company Capital Stock in the manner provided in Section 2.2.

        (b)   Each share of Company Capital Stock (i) issued and outstanding immediately prior to the Effective Time that is owned by Parent or Merger Sub or (ii) that is owned by the Company or any of its Subsidiaries immediately prior to the Effective Time, shall be automatically cancelled and retired and cease to exist, and no payment or distribution shall be made with respect thereto.

        (c)   All shares of the Company Capital Stock cancelled and converted pursuant to Section 1.4(a) shall no longer be outstanding and shall automatically be cancelled and retired and cease to exist, and each certificate representing any shares of Company Capital Stock ("Certificate") and each uncertificated share of Company Capital Stock ("Uncertificated Share") which immediately prior to the Effective Time was registered to a holder on the stock transfer books of the Company, shall from and after the Effective Time represent only the right to receive the Merger Consideration in accordance with Section 1.4(a).

        Section 1.5    Conversion of Common Stock of Merger Sub.    Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

ARTICLE II

EXCHANGE OF CERTIFICATES

        Section 2.1    Paying Agent.    Prior to the Effective Time, Merger Sub shall appoint a paying agent mutually agreeable to the Company and Parent to act as paying agent (the "Paying Agent") for the payment of the Merger Consideration. On the Closing Date, Parent shall deposit or shall cause to be deposited with the Paying Agent, in a separate fund established for the benefit of the holders of shares of the Company Capital Stock for payment in accordance with this Article II, immediately available funds constituting an amount equal to the Merger Consideration (such aggregate amount as deposited with the Paying Agent, the "Payment Fund").

        Section 2.2    Exchange Procedures.    As soon as reasonably practicable after the Effective Time (and in any event within five (5) Business Days), Parent and the Surviving Corporation shall cause the Paying Agent to mail (or, in the case of The Depository Trust Company on behalf of "street" holders, deliver) to each holder of record of a Certificate immediately prior to the Effective Time (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Paying Agent and which shall be in customary form as reasonably satisfactory to the Company and Parent, and (ii) instructions for effecting the surrender of such Certificates in exchange for the applicable Merger Consideration. Upon surrender of a Certificate to the Paying Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor cash in an amount equal to the product of (a) the number of shares of Company Capital Stock, as the case may be, represented by such Certificate multiplied by (b) the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or will accrue on the Merger Consideration payable. Notwithstanding anything to the contrary contained in this Agreement, any holder of Uncertificated Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration, and such holder of Uncertificated Shares shall be entitled to receive in exchange therefor cash in an amount equal to the product of (1) the number of Uncertificated Shares held by such holder multiplied by (2) the Merger Consideration.

        Section 2.3    No Further Ownership Rights.    All cash paid as Merger Consideration pursuant to Section 1.4(a) shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock.

        Section 2.4    No Liability.    If any Certificate shall not have been surrendered prior to one (1) year after the Effective Time, any such Merger Consideration or dividends or distributions in respect thereof shall, to the extent permitted by applicable Law, be delivered to Parent, upon demand, and any holders of Company Capital Stock who have not theretofore complied with the provisions of this Article II shall thereafter look only to Parent for satisfaction of their claims for such Merger Consideration. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to three (3) years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration payable to the holder of such Certificate would otherwise escheat to or become the property of any governmental or regulatory (including stock exchange) authority, agency, court commission, or other governmental body (each, a "Governmental Entity")), any such Merger Consideration, to the extent permitted by applicable Law, shall become the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto.

        Section 2.5    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Capital Stock, as the case may be, formerly represented thereby, pursuant to this Agreement.

        Section 2.6    Withholding Rights.    Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Capital Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by the Surviving Corporation such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Capital Stock in respect of which such deduction and withholding was made by the Surviving Corporation.

        Section 2.7    Stock Transfer Books.    At the close of business on the Closing Date, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Capital Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates and Uncertificated Shares shall cease to have any rights with respect to such shares of Company Capital Stock formerly represented thereby, except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Paying Agent or Parent for any reason shall be converted into the Merger Consideration, with respect to the shares of Company Capital Stock formerly represented thereby.

        Section 2.8    Equity Awards Under Company Stock Plans and the Company ESPP.

        (a)   Except as otherwise set forth in a written agreement entered into after the date of this Agreement but prior to the Effective Time between Parent or its Affiliates and any holder of a Company Stock Option, at the Effective Time, each outstanding option to purchase shares of Company Capital Stock under the Company Stock Plans (each, a "Company Stock Option"), whether or not exercisable or vested, shall become fully vested and exercisable, and shall, as of the Effective Time, be canceled, and the Company shall pay each holder of any such Company Stock Option as soon as administratively practicable after the Effective Time (and in any event within five (5) Business Days after the Effective Time) for each such Company Stock Option cancelled an amount in cash determined by multiplying (i) the aggregate excess, if any, of the Merger Consideration over the applicable per share exercise price of each such Company Stock Option by (ii) the number of shares of Company Capital Stock such holder could have purchased (assuming full vesting of all Company Stock Options) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time.

        (b)   Except as otherwise set forth in a written agreement entered into after the date of this Agreement but prior to the Effective Time between Parent or its Affiliates and any holder of a Company Restricted Stock Unit, at the Effective Time, each outstanding restricted stock unit award representing the right to receive shares of Company Capital Stock granted pursuant to the Company Stock Plans that vests over the passage of time (each, a "Company Restricted Stock Unit") shall vest (to the extent not vested) and become free of such other lapsing restrictions as of the Effective Time and shall, as of the Effective Time, be canceled, and the Company shall pay each holder of any such Company Restricted Stock Unit as soon as administratively practicable after the Effective Time (and in any event within five (5) Business Days after the Effective Time) for each such Company Restricted Stock Unit canceled an amount in cash determined by multiplying (i) the Merger Consideration by (ii) the number of units covered by such Company Restricted Stock Unit that have not been settled or paid immediately prior to the Effective Time.

        (c)   Except as otherwise set forth in a written agreement entered into after the date of this Agreement but prior to the Effective Time between Parent or its Affiliates and any holder of a Company Performance Stock Unit, at the Effective Time, each outstanding restricted stock unit award representing the right to receive shares of Company Capital Stock granted pursuant to the Company Stock Plans that vests based on the level of achievement of performance goals (each, a "Company Performance Stock Unit") shall vest at the target level (to the extent not vested) and become free of such other lapsing restrictions as of the Effective Time and shall, as of the Effective Time, be canceled, and the Company shall pay each holder of any such Company Performance Stock Unit as soon as administratively practicable after the Effective Time (and in any event within five (5) Business Days after the Effective Time) for each such Company Performance Stock Unit canceled an amount in cash determined by multiplying (i) the Merger Consideration by (ii) the number of units covered by such Company Performance Stock Unit that have not been settled or paid immediately prior to the Effective Time.

        (d)   Except as otherwise set forth in a written agreement entered into after the date of this Agreement but prior to the Effective Time between Parent or its Affiliates and any holder of a Company Deferred Stock Unit, at the Effective Time, each outstanding Company Restricted Stock Unit or Company Performance Stock Unit that previously became vested, but which was deferred by the holder or the Company (each, a "Company Deferred Stock Unit") shall, as of the Effective Time, be canceled, and the Company shall pay each holder of any such Company Deferred Stock Unit as soon as administratively practicable after the Effective Time (and in any event within five (5) Business Days after the Effective Time) for each such Company Deferred Stock Unit canceled an amount in cash determined by multiplying (i) the Merger Consideration by (ii) the number of units covered by such Company Deferred Stock Unit that have not been settled or paid immediately prior to the Effective Time.

        (e)   As soon as administratively practicable following the date of this Agreement, but not later than the day immediately prior to the date on which the first (1st) offering period that is regularly scheduled to commence under the Company ESPP after the date of this Agreement, the Company shall take such actions as are necessary to suspend the Company ESPP so that no further offering periods shall commence after the date of this Agreement and shall terminate the Company ESPP prior to the Effective Time. With respect to the offering period that is in effect on the date of this Agreement, each outstanding purchase right under the Company ESPP shall be exercised in accordance with the terms of the Company ESPP on the regularly scheduled purchase date for such offering period; provided that if the Closing Date occurs prior to such purchase date, then the purchase right for such offering period shall be exercised immediately prior to the Effective Time. The Company shall use commercially reasonable efforts to provide at least ten (10) calendar days' prior written notice to each participant in the Company ESPP of such purchase. Except as otherwise set forth in a written agreement entered into after the date of this Agreement but prior to the Effective Time between Parent or its Affiliates and any holder of shares of Company Capital Stock held in the ESPP Brokerage Account (as defined in the Company ESPP), at the Effective Time, all shares of Company Capital Stock held in the ESPP Brokerage Account, as well as shares purchased under the last offering period of the Company ESPP, shall, as of the Effective Time, be cancelled, and the Company shall pay each holder of any such Company Capital Stock as soon as administratively practicable after the Effective Time (and in any event within five (5) Business Days after the Effective Time) for each share of Company Capital Stock cancelled an amount of cash determined by multiplying (i) the Merger Consideration by (ii) the number of shares of Company Capital Stock purchased by such participant in the Company ESPP.

        (f)    After the date of this Agreement, but prior to the Effective Time, the Company shall take such actions with respect to the equity or compensation plans or arrangements as the Company deems necessary and appropriate to give effect to the transactions contemplated by this Section 2.8. All payments provided pursuant to this Section 2.8 shall be made through the Company's payroll systems and the Company shall be entitled to deduct and withhold from such payments any amounts as it is required to deduct and withhold with respect to the making of such payments under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the equity in respect of which such deduction and withholding was made by the Company. Except as otherwise necessary in connection with a written agreement between Parent or its Affiliates and any holder of a Company Stock Option, Company

Restricted Stock Unit, Company Performance Stock Unit or Company Deferred Stock Unit, the Company Stock Plans and the Company ESPP shall terminate as of the Effective Time.

ARTICLE III

CERTAIN CORPORATE MATTERS

        Section 3.1    Articles of Incorporation of the Surviving Corporation.    At the Effective Time, the Articles of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety in the Merger to the form of the Articles of Incorporation of Merger Sub immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be "The Pep Boys – Manny, Moe and Jack"), and, as so amended, shall be the Articles of Incorporation of the Surviving Corporation.

        Section 3.2    Bylaws of the Surviving Corporation.    At the Effective Time and without any further action on the part of the Company and Merger Sub, the bylaws of the Surviving Corporation shall be amended and restated to read the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein, by the Articles of Incorporation of the Surviving Corporation or by applicable Law, except that the bylaws shall be amended to reflect that the name of the Surviving Corporation is The Pep Boys – Manny, Moe & Jack.

        Section 3.3    Directors and Officers of the Surviving Corporation.    From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (a) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as set forth in the Company SEC Reports filed with the U.S. Securities and Exchange Commission (the "SEC") on or after April 11, 2011 and prior to the date of this Agreement, other than disclosures referred to in the "Risk Factors" section of any such Company SEC Report, or in the Disclosure Letter delivered by the Company to Parent prior to the execution of this Agreement (the "Company Disclosure Letter"), which identifies exceptions only by specific Section or subsection references (provided, that disclosure made with respect to any Section and/or subsection will also be deemed to be disclosure against other Sections and/or subsections of this Agreement to the extent that it is readily apparent on its face that such disclosure is applicable to such other Section and/or subsections), the Company hereby represents and warrants to Parent and Merger Sub as follows:

        Section 4.1    Organization and Qualification; Subsidiaries.    Each of the Company and its Subsidiaries is a corporation or legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate, partnership or limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing as would not have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 4.2    Certificate of Incorporation and By-Laws.    The Company has made available to Parent a complete and correct copy of its Amended and Restated Articles of Incorporation and the By-Laws, each as amended to date, of the Company. The Amended and Restated Articles of Incorporation and the By-Laws (or equivalent organizational documents) of the Company and each of its Subsidiaries are in full force and effect. None of the Company or any of its Subsidiaries is in material violation of any provision of the Amended and Restated Articles of Incorporation or the By-Laws (or equivalent organizational documents).

        Section 4.3    Capitalization.

        (a)   The authorized capital stock of the Company consists of 500,000,000 shares of Company Capital Stock, par value $1.00 per share. As of January 28, 2012, (i) 52,753,487 shares of Company Capital Stock were issued and outstanding, and (ii) 15,803,554 shares of Company Capital Stock were held in treasury. As of January 28, 2012, there were (i) (A) 1,500,045 shares of Company Capital Stock authorized for future issuance under Company Stock Plans, and (B) 1,978,000 shares of Company Capital Stock authorized for future issuance under the Company ESPP, and (ii) (A) outstanding Company Stock Options to purchase 2,008,430 shares of Company Capital Stock with a weighted average exercise price equal to $8.97 per share, (B) 158,418 outstanding shares of Company Capital Stock subject to Company Restricted Stock Units, (C) 300,929 outstanding shares of Company Capital Stock subject to Company Performance Stock Units, and (D) 301,091 outstanding shares of Company Capital Stock subject to Company Deferred Stock Units. Except as set forth above and except for issuances expressly permitted under Section 6.1 hereof, no shares of capital stock of, or other equity or voting interests in, the Company, or options, warrants or other rights to acquire any such stock or securities were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

        (b)   Except as set forth above and except for issuances expressly permitted under Section 6.1 hereof, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements, commitments or contracts of any kind to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or contract.

        (c)   There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

        (d)   Except as set forth in Section 4.3(d) of the Company Disclosure Letter, all outstanding shares of capital stock or other equity interests of the Company's Subsidiaries are owned directly or indirectly by the Company, free and clear of all Liens.

        (e)   Section 4.3(e) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each Subsidiary of the Company and any of its Subsidiaries and the record ownership of all issued and outstanding shares thereof and (ii) the percentage and type of ownership interest thereof held by the Company or its Subsidiaries.

        Section 4.4    Authority.    The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger, the receipt of the Company Shareholder Approval, as well as the filing of the Articles of Merger with the Department of State as required by the PBCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor's rights, and to general equitable principles).

        Section 4.5    No Conflict; Required Filings and Consents.

        (a)   The execution and delivery of this Agreement by the Company and the performance of this Agreement and the transactions contemplated hereby by the Company do not and will not (i) conflict with or violate the Amended and Restated Articles of Incorporation or By-Laws (or equivalent organizational documents) of (A) the Company or (B) any of its Subsidiaries, (ii) assuming the consents, approvals and authorizations specified in Section 4.5(b) have been received and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) except as set forth on Section 4.5(a) of the Company Disclosure Letter, result in any breach or violation of, or constitute a default (with or without notice or lapse of time, or both) under, result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of any Company Material Contract, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect.

        (b)   The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not, require any consent, approval, authorization, waiver or permit of, action by or filing with or notification to, any Governmental Entity, except for (i) the applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act of 1933, as amended (the "Securities Act"), and state securities or "blue sky" laws, (ii) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), and any applicable non-U.S. competition, antitrust or investment Laws ("Foreign Competition Laws"), (iii) the filing and recordation of appropriate merger documents as required by the PBCL and the applicable New York Stock Exchange ("NYSE") listing requirements, or (iv) where failure to obtain such other consents, approvals, authorizations or permits, or to make such filings or notifications, would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

        Section 4.6    Permits and Licenses; Compliance with Laws.    Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company or any of its Subsidiaries to own, lease and operate the properties of the Company and its Subsidiaries or to carry on its business as it is now being conducted and contemplated to be conducted (the "Company Permits"), and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened in writing, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. None of the Company or any of its Subsidiaries is in material conflict with, or in material default or material violation of, (i) any material Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, (ii) any of the material Company Permits or (iii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation (each, a "Contract") to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries is bound or affected, except, in the case of clause (iii), for any such conflicts, defaults or violations that would not have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 4.7    Company SEC Reports; Financial Statements.

        (a)   The Company has filed with the SEC all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since April 14, 2009 (the "Company SEC Reports"). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Reports complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Reports at the time they were filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. Other than arising from its capacity as a guarantor of the Company's indebtedness, none of the Company's Subsidiaries is required to file any reports or forms with the SEC pursuant to the Exchange Act.

        (b)   The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Reports fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as and at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein including the notes thereto) and were prepared in conformity with United States generally accepted accounting principles ("GAAP") (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

        (c)   The Inventory of the Company, in all material respects, (i) is accounted for at the lower of cost or market with cost as determined by using the last-in, first-out method, in accordance with GAAP consistently applied, (ii) except as reflected in the Company's excess inventory reserve, does not include any items which are obsolete or of a quantity or quality not usable or salable in the ordinary course of business consistent with past practice, and (iii) includes only items sold by the Company and its Subsidiaries in the ordinary course of business consistent with past practice. As used in this Agreement, "Inventory" means all inventory, including raw material, work in process and finished goods, that is usable or salable by the Company and its Subsidiaries in the ordinary course of business consistent with past practice, with current packaging.

        Section 4.8    Disclosure Controls and Procedures.

        (a)   The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company's periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. The Company's system of internal control over financial reporting is designed in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are being made only in accordance with the authorization of management or the Company's Board of Directors, as applicable, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements. No significant deficiency or material weakness or fraud involving management was identified in management's assessment of internal controls since April 14, 2009. With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the Company SEC Reports filed since April 14, 2009, the principal executive officer and principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company) have made all certifications required by the Sarbanes-Oxley Act of 2002 and any related rules and regulations promulgated by the SEC. The Company's management has completed an assessment of the effectiveness of the Company's internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for the year ended January 29, 2011, and such assessment was previously disclosed in the Company SEC Reports.

        (b)   To the Company's Knowledge, since April 14, 2009, (i) neither the Company nor any Subsidiary or any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, in each case which set forth allegations of circumstances that if determined to be true, would be material to the Company and its Subsidiaries, taken as a whole, and (ii) no attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation, relating to the period after April 14, 2009, by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any non-employee director or the Chief Legal Counsel or Chief Executive Officer of the Company pursuant to Section 307 of the Sarbanes-Oxley Act of 2002.

        (c)   The Company is in compliance in all material respects with all current listing and corporate governance requirements of the NYSE.

        Section 4.9    Absence of Certain Changes or Events.    Since January 30, 2011, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and there has not been any event, development or state of circumstances that has had or would have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 4.10    No Undisclosed Liabilities.    Except (a) as reflected or reserved against in the Company's most recent consolidated balance sheet (or the notes thereto) included in the Company SEC Reports or (b) for liabilities or obligations incurred in the ordinary course of business since the date of such balance sheet, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, other than those which would not have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 4.11    Absence of Litigation.    (a) Except as set forth on Section 4.11 of the Company Disclosure Letter: (i) there is no suit, claim, charge, action, proceeding, arbitration, mediation or investigation before any Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their respective properties, assets or operations at law or in equity and (ii) there are no outstanding Orders against the Company or any of its Subsidiaries, in each case, as would have, individually or in the aggregate, a Company Material Adverse Effect.

        (b)   As of the date hereof, there is no suit, claim, action, proceeding, arbitration, mediation or investigation pending or, to the Knowledge of the Company, threatened before or by any Governmental Entity with the object of seeking to restrain, enjoin, or prevent the consummation of or otherwise challenge the Merger, this Agreement or the consummation of the transactions contemplated hereby.

        Section 4.12    Employee Benefit Plans.

        (a)   Section 4.12(a) of the Company Disclosure Letter lists each Company Benefit Plan (as defined below) and each "multiemployer plan" within the meaning of Section 3(37) of ERISA (each, a "Multiemployer Plan"). As used herein, the term "Company Benefit Plan" means (i) each material "employee pension benefit plan" (as defined in Section 3(2) of ERISA), (ii) each material "employee welfare benefit plan" (as defined in Section 3(1) of ERISA), and (iii) each other material plan, arrangement or policy relating to stock options, stock purchases, deferred compensation, bonus, severance, retention, fringe benefits or other employee benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or its Subsidiaries, other than any Multiemployer Plan or any plan, arrangement or policy mandated by applicable Law.

        (b)   Except as set forth in Section 4.12(b) of the Company Disclosure Letter, each Company Benefit Plan has been operated and administered (i) in all material respects in accordance with applicable Law, including but not limited to ERISA and, as applicable, the Code or the Puerto Rico Internal Revenue Code of 1994 and the new Puerto Rico Internal Revenue Code of 2011, and (ii) in accordance with the terms of such Company Benefit Plan except for instances of noncompliance that would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Except as set forth in Section 4.12(b) of the Company Disclosure Letter, to the Knowledge of the Company, there are no material investigations by any Governmental Entity, termination proceedings or other claims (except routine claims for benefits payable under the Company Benefit Plans) against or involving any Company Benefit Plan or asserting any rights to or claims for benefits under any Company Benefit Plan.

        (c)   With respect to each Company Benefit Plan, the Company has made available to Parent true and complete copies of each of the following documents, as relevant: (i) a copy of the Company Benefit Plan and any amendments thereto; (ii) a copy of the most recent annual reports and actuarial reports, if required under ERISA and the most recent report prepared with respect thereto in accordance with Statement of Financial Accounting Standards No. 87; (iii) a copy of the most recent Summary Plan Description required under ERISA with respect thereto; (iv) if the Company Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof; and (v) the most recent determination letter received from the IRS with respect to each Company Benefit Plan intended to qualify under Section 401 of the Code.

        (d)   No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to the Company or any ERISA Affiliate of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due) and other than liabilities that would not have, individually or in the aggregate, a Company Material Adverse Affect. For the purposes of this Agreement, "ERISA Affiliate" means any person that, together with the Company, is treated as a single employer under Section 414 of the Code.

        (e)   Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, and, to the Knowledge of the Company, nothing has occurred since the date of such determination letter that has had a materially adverse impact on such qualification or tax-exempt status.

        (f)    With respect to any Company Benefit Plan subject to Title IV of ERISA: (i) the Company's Annual Report on Form 10-K filed with the SEC for the fiscal year ended January 29, 2011 sets forth in a table under Note 13—Benefit Plans of the Notes to Consolidated Financial Statements the reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company's defined benefit plans for the fiscal year ended January 29, 2011, and (ii) there was no "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of such Company Benefit Plan ending prior to the Closing Date.

        (g)   All contributions required to be made with respect to any Company Benefit Plan on or prior to the Closing Date have been timely made, except where such failure would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

        (h)   Except as set forth in Section 4.12(h) of the Company Disclosure Letter, no Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than coverage mandated by applicable law.

        (i)    The information provided by the Company to Parent prior to the date hereof which was requested by Parent in connection with Parent's calculations as to whether amounts payable under the Company Benefit Plans would constitute "excess parachute payments" under Section 280G of the Code was true and accurate in all material respects at the time such information was provided to Parent.

        (j)    Except as set forth in Section 4.12(j) of the Company Disclosure Letter or as expressly provided in this Agreement, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company or any Subsidiary to severance pay or any other payment; or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.

        (k)   No Company Benefit Plan is a Foreign Benefit Plan. As used herein, the term "Foreign Benefit Plan" means a Company Benefit Plan that is not subject to the Laws of either the United States or Puerto Rico.

        Section 4.13    Labor Matters.

        (a)   Neither the Company nor any of its Subsidiaries are party or subject to any labor agreement, collective bargaining agreement, work rules or practices. From January 1, 2009 to the date of this Agreement, there have been no actual or, to the Knowledge of the Company, threatened material arbitrations, material grievances, labor disputes, strikes, lockouts, or work stoppages against or affecting the Company or any of its Subsidiaries. No employees of the Company or any of its Subsidiaries are represented by any labor organization with respect to their employment with the Company or any of its Subsidiaries. Except as set forth in Section 4.13(a) of the Company Disclosure Letter, no labor union, labor organization, trade union or works council, or collective group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification. Except as set forth in Section 4.13(a) of the Company Disclosure Letter, to the Knowledge of the Company, there are no labor union organizing activities with respect to any employees of the Company or any of its Subsidiaries.

        (b)   The Company and its Subsidiaries are in compliance in all respects with all Laws respecting labor and employment, including but not limited to, employee health and safety, terms and conditions of employment, discrimination, disability rights or benefits, employee leave issues, equal opportunity, affirmative action, hiring, promotion, pay, employee and independent contractor classification, wage and hour laws, labor relations, workers' compensation and unemployment insurance, except for instances of noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect.

        (c)   The Company and its Subsidiaries are in compliance with all notice and other requirements of the Workers' Adjustment and Retraining Notification Act and any similar state, territory or local law relating to plant closings and layoffs, except for instances of noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 4.14    Intellectual Property.

        (a)   Except as would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and subject to Section 4.14(b) below, (i) the Company and its Subsidiaries own, or possess necessary licenses or other necessary rights to use in the manner currently used, free and clear of any Liens other than Permitted Liens, all patents, copyrights trademarks, trade names, domain names, service marks, trade secrets and other Intellectual Property Rights used or held for use in connection with or necessary to conduct the business of the Company and its Subsidiaries as currently conducted (the "Company Intellectual Property Rights"), (ii) neither the Company nor any of its Subsidiaries has received, in the past eighteen (18) months, any written threat, claim or demand challenging the scope, validity or enforceability of any of the Company Intellectual Property Rights, and (iii) there are no orders, writs, injunctions, or decrees to which Company or any of its Subsidiaries is subject with respect to any of the Company Intellectual Property Rights. Section 4.14(a) of the Company Disclosure Letter sets forth a complete and accurate (in all material respects) list of the following items of Company Intellectual Property Rights owned by the Company or any of its Subsidiaries: (i) issued Patents and Patent applications, (ii) registrations and applications for Trademarks and material unregistered Trademarks, (iii) registrations and applications for Copyrights and material unregistered Copyrights, and (iv) all domain names owned by the Company and its Subsidiaries and used or held for use in the operation of the business. The Company or one of its Subsidiaries is the sole and exclusive beneficial and, with respect to applications and registrations, record owner of each item set forth in

Section 4.14(a) of the Company Disclosure Letter, and all such Intellectual Property Rights are subsisting, valid, and enforceable.

        (b)   The conduct of the business of the Company and its Subsidiaries, as conducted by the Company since February 1, 2010, does not infringe upon, misappropriate or otherwise violate any Intellectual Property Rights of any other Person, except for any such infringement, misappropriation or other violation that would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Except as set forth in Section 4.14(b) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries has received, since February 1, 2010, any written threat, claim or demand alleging any infringement, misappropriation or other violation (including in the form of offers or invitations to obtain a license) of Intellectual Property Rights of any other Person, except for any such infringement, misappropriation or other violation that would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

        (c)   To the Company's Knowledge, no other Person is currently infringing or misappropriating any Company Intellectual Property Rights, except for any such infringement or misappropriation that would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and none of the Company or any of its Subsidiaries has sent any Person, since February 1, 2010, any written threat, claim or demand alleging any infringement or misappropriation of any Company Intellectual Property Rights.

        (d)   The Company and its Subsidiaries take reasonable measures to protect the confidentiality of material Trade Secrets.

        (e)   To the Company's Knowledge, no current or former partner, director, stockholder, officer, or employee of the Company or any of its Subsidiaries will, after giving effect to the transactions contemplated hereby, own or retain any proprietary rights in any Intellectual Property Rights owned, used, or held for use by the Company or any of its Subsidiaries in connection with their business as currently conducted, except for any such Intellectual Property Rights that would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

        Section 4.15    Taxes.

        (a)   Except as would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries have prepared (or caused to be prepared) and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate; (ii) the Company and each of its Subsidiaries have paid all Taxes that are payable by them; (iii) the Company has not received, in writing, notice of any pending or threatened audits, examinations, investigations or other proceedings in respect of Taxes; (iv) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens; (v) Section 4.15 of the Company Disclosure Letter sets forth the last taxable period through which the federal income Tax Returns of the Company and its Subsidiaries have been examined by the IRS or otherwise closed; (vi) all material deficiencies asserted as a result of such examinations and any examination by any applicable state or local taxing authority have been paid or fully settled; (vii) no federal, state or local income or franchise tax audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes for which the Company and its Subsidiaries would be liable; (viii) no material claim has ever been made by any tax authority in a jurisdiction where it or any of its Subsidiaries does not file returns; (ix) the Company and its Subsidiaries have not (A) waived any statute of limitations, which waiver remains outstanding, nor is any request for any such waiver or consent pending or (B) executed or entered into with the IRS or any taxing authority

(1) any agreement or other document extending or having the effect of extending the period for assessment or collection of any Tax for which the Company would be liable or (2) a closing agreement pursuant to Section 7121 of the Code or any similar provision of state or local income tax law that relates to the Company or any of its Subsidiaries; (x) the Company and its Subsidiaries are not a party to, are not bound by and do not have any obligation under, any tax sharing agreement or similar agreement or arrangement; (xi) neither the Company nor any of its Subsidiaries has participated, within the meaning of Treasury Regulation Section 1.6011-4(c)(3), in any "listed transactions," "confidential transactions" or "transactions with contractual protections" within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder (or similar provisions of state, local or foreign law); (xii) the Company has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (xiii) all related party transactions conducted by the Company or any of its Subsidiaries have been on an arm's length basis in accordance with Section 482 of the Code; and (xiv) neither the Company nor any of it Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (a) "closing agreement" as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax Law); (b) installment sale or open transaction disposition made on or prior to the Closing Date; (c) prepaid amount received on or prior to the Closing Date; (d) cancellation of indebtedness income under Section 108(i) of the Code; or (e) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

        (b)   As used herein, (i) "Tax" or "Taxes" means any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs' duties, tariffs, and similar charges; and liability for the payment of any of the foregoing as a result of (x) being a member of an Affiliated, consolidated, combined or unitary group, (y) being party to any tax sharing agreement and (z) any express or implied obligation to indemnify any other Person with respect to the payment of any of the foregoing and (ii) "Tax Returns" means returns, reports and information statements, including any schedule or attachment thereto, with respect to Taxes required to be filed with the IRS or any other governmental or taxing authority, domestic or foreign, including consolidated, combined and unitary tax returns.

        Section 4.16    Assets.    The assets of the Company and its Subsidiaries, whether real or personal, leased or owned, tangible or intangible (i) comprise all of the material assets, properties and rights that are reasonably necessary to conduct the business and operations of the Company and its Subsidiaries as it is now being conducted and contemplated to be conducted by the Company and its Subsidiaries and (ii) comprise all of the material assets, properties and rights that are currently used by the Company and its Subsidiaries to conduct their respective businesses and operations as now being conducted and contemplated to be conducted by the Company and its Subsidiaries.

        Section 4.17    Real Property.

        (a)   Section 4.17(a)(i) of the Company Disclosure Letter lists, as of the date of this Agreement, all material real property owned in fee by the Company and its Subsidiaries (the "Owned Real Property") and Section 4.17(a)(ii) of the Company Disclosure Letter lists the addresses of all material real property (whether by virtue of direct lease, ground lease or sublease, each a "Lease") leased by the Company and its Subsidiaries as lessee (the "Leased Real Property" and, together with the Owned Real Property, the "Real Property"). The Owned Real Property and Leased Real Property together comprise all real property and interests in real property used by the Company or any of its Subsidiaries in the conduct of their current business operations. Except as set forth in Section 4.17(a)(iii) of the Company Disclosure Letter, the Company or one of its Subsidiaries owns fee simple title to, or holds pursuant to valid and enforceable leases, all of the material real property shown to be owned by them on the Company's most recent consolidated balance sheets (or the notes thereto) included in the Company SEC Reports or used by the Company or any of its Subsidiaries in the conduct of their current business operations, free and clear of all Liens, except for Permitted Liens. True and complete copies of all Leases (including all amendments, addenda and waivers relating thereto) have been delivered to Parent.

        (b)   With respect to the Real Property, except as would not have a Company Material Adverse Effect:

            (i)  there are no pending or, to the Knowledge of the Company, threatened condemnation proceedings relating to such Real Property;

           (ii)  each Lease is in full force and effect, subject to proper authorization and execution of such lease by the other party thereto and except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies; and

          (iii)  all Real Property and the related improvements, facilities, building systems, machinery and equipment used by the Company and its Subsidiaries in the conduct of their respective businesses have been maintained in accordance with the Company's and its Subsidiaries' normal practices and are, taken as a whole, in reasonably good operating condition and repair and in adequate condition for the operation of the Company's and its Subsidiaries' business, ordinary wear and tear excepted.

        (c)   Neither the Company nor any of its Subsidiaries has granted and, to the Knowledge of the Company, there are no currently outstanding options or rights of first refusal of any third party to purchase or lease the Real Property, or any portion thereof or interest therein. With respect to the Owned Real Property, except as set forth in Section 4.17(c) of the Company Disclosure Letter, there are no written leases, subleases, licenses or agreements granting to any party or parties (other than the Company or a Subsidiary) the right of use or occupancy of any portion of any Owned Real Property.

        Section 4.18    Environmental Matters.    Except as would not have a Company Material Adverse Effect or as set forth in Section 4.18 of the Company Disclosure Letter:

        (a)   the Company and its Subsidiaries are in compliance, which compliance includes, but is not limited to, the possession of and compliance with all permits and other governmental authorizations required in connection with current operations of the Company and its Subsidiaries under all applicable federal, state, and local laws governing pollution or the protection of human health or the environment and including, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of, and exposure to, pollutants, contaminants, wastes, toxic or hazardous substances or wastes, petroleum and petroleum products, polychlorinated biphenyls, or asbestos or asbestos-containing materials or other substances regulated as hazardous to human health or the environment by an applicable Governmental Entity ("Materials of Environmental Concern"), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern ("Environmental Laws");

        (b)   neither the Company nor any of its Subsidiaries has received any written, or to the Knowledge of the Company, oral notice with respect to the business of, or any Real Property of, the Company or any of its Subsidiaries, or any other Person for whom it has liability by law or contract, from any Governmental Entity or third party alleging that the Company or any of its Subsidiaries is not in compliance with any Environmental Law or has liability under any Environmental Law ("Environmental Claim");

        (c)   to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has caused any release of a Material of Environmental Concern that could reasonably be expected to result in an Environmental Claim or other costs or liabilities under Environmental Law and there are no circumstances, events, conditions or incidents that could reasonably be expected to give rise to any Environmental Claim against the Company or its Subsidiaries or any other Person for whom it has liability by law or contract;

        (d)   the Company and its Subsidiaries are not required by any Environmental Law or by virtue of the transactions contemplated hereby, or as a condition to the effectiveness of any transactions contemplated hereby, (i) to perform a site assessment for Materials of Environmental Concern, (ii) to remove or remediate Materials of Environmental Concern, (iii) to give notice to or receive approval from any governmental authority, or (iv) to record or deliver to any person or entity any disclosure document or statement pertaining to environmental matters; or

        (e)   the Company has made available to Parent all assessments, reports, data, results of investigations or audits, and other information that is in the possession or control of the Company or its Subsidiaries regarding environmental matters or the environmental condition of the business of the Company and its Subsidiaries, or the compliance by the Company and its Subsidiaries with Environmental Laws.

        Section 4.19    Material Contracts.

        (a)   Except for this Agreement and agreements filed with or incorporated by reference in the Company SEC Reports or listed in Section 4.19(a) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries is a party to or bound by: (i) any Contract that would be required to be filed by the Company as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; (ii) any Contract containing covenants binding upon the Company or any Subsidiary of the Company that (A) materially restricts the ability of the Company or any Subsidiary of the Company (or which, following the consummation of the Merger, could materially restrict the ability of the Surviving Corporation) to compete (1) in any business that is material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, or (2) with any person or (3) in any geographic area or (B) materially restricts the right of the Company or any of its Subsidiaries to conduct its business as it is presently conducted or which could require the disposition of any material assets or line of business of the Company or any of its Subsidiaries; (iii) any Contract with respect to a material joint venture or material partnership; (iv) any Contract pursuant to which the Company or any of its Subsidiaries made or received payments of more than $25 million during the 12-month period prior to the date hereof, with material payment obligations remaining to be performed by the Company after the date of this Agreement; (v) any loan or credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge or other similar agreement pursuant to which any indebtedness (other than ordinary course trade payables) in excess of $5 million of the Company or any of its Subsidiaries is outstanding or may be incurred; (vi) any Contract relating to guarantees or assumptions of obligations of any third Person or with respect to any performance bonds in excess of $5 million; (vii) any Contract that constitutes a collective bargaining agreement or other arrangement with any labor union, labor organization, workers' association, works council or other collective group of employees; (viii) any

Contract relating to the disposition or acquisition of a material business or, any amount of material assets by the Company or any of its Subsidiaries, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement including without limitation any "earn out" or other contingent payment obligations, or any indemnification obligations; (ix) any material hedge, collar, option, forward purchasing, swap, derivative or similar Contract; (x) any Contract with any director, officer, employee, consultant or Affiliate of the Company or any of its Subsidiaries (other than any Company Benefit Plan); (xi) any material Contract with any Governmental Entity; (xii) any Contract under which the Company is a lessee of, or holds or uses, any equipment, machinery, vehicle or other tangible personal property owned by a Person which requires aggregate future payments equal to or in excess of $5 million; (xiii) any Contract for capital expenditures or the acquisition or construction of fixed assets which requires future payments in excess of $5 million; (xiv) any Contract that would prevent, materially delay or materially impede the Company's ability to consummate the Merger or the other transactions contemplated by this Agreement; (xv) any Contract pursuant to which the Company or any Subsidiary of the Company (A) is granted or obtains any right to use any material Intellectual Property Rights (other than Contracts granting rights to use readily available commercial-off-the-shelf Software), (B) is restricted in its right to use or register any material Company-owned or Company Subsidiary-owned Intellectual Property Rights or (C) permits any other Person to enforce or register any material Intellectual Property Rights, including any license agreements, coexistence agreements, and covenants not to sue; (xvi) any amendment, supplement or modification in any material respect of a Contract described in clauses (i) through (xv) or any binding commitment or binding agreement to enter into any of such Contract. Each such Contract described in clauses (i) through (xvi) is referred to herein as a "Company Material Contract."

        (b)   Each of the Company Material Contracts is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any counterparty to any Company Material Contract, is in breach of, or in default under, any Company Material Contract, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder, except, in each case, for such breaches or defaults as would not have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 4.20    Insurance.    Section 4.20 of the Company Disclosure Letter contains a correct and complete list of all insurance policies, surety bonds, reinsurance, and self insurance programs (including the scope and amount of the coverage provided thereunder) maintained by the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) all such policies are in full force and effect and (b) such policies provide coverage in such amounts and against such risks as is sufficient to comply with applicable Law and any requirements under the Material Contracts. The Company and its Subsidiaries are in compliance with the material terms of all material insurance policies and programs and have not failed to give any material notice or present any material claim under any insurance policy or programs within the time periods required. To the Knowledge of Company, there are no pending notices of cancellation or non-renewal of any such insurance policy or programs nor has the termination of any such insurance policy and program been threatened in writing by the provider of such insurance.

        Section 4.21    Certain Transactions.    Except as set forth in Section 4.21 of the Company Disclosure Letter, since April 14, 2009, none of the current officers or directors of the Company, nor any Affiliate of the Company, has been a participant in any transaction with the Company or any Subsidiary of the Company (other than for services as an employee, officer or director) of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

        Section 4.22    Suppliers.

        (a)   Section 4.22(a) of the Company Disclosure Letter sets forth a correct and complete list of the twenty (20) largest (in terms of dollar volume of purchases) suppliers of products or services to the Company and its Subsidiaries, taken as a whole, during the two (2) preceding fiscal years and during the current fiscal year to the date of the most recent balance sheet included in the Company SEC Reports, showing the approximate total dollar amount of purchases to each such supplier during each such fiscal year. There are no material outstanding disputes with any of such suppliers.

        (b)   Except with respect to price changes or as set forth in Section 4.22(b) of the Company Disclosure Letter, since January 1, 2011, none of the suppliers listed in Section 4.22(a) of the Company Disclosure Letter has provided the Company or any of its Subsidiaries with written notice that it will decrease the rate of business with the Company or any of its Subsidiaries, or otherwise change the terms of its relationship with the Company or any of its Subsidiaries, except for instances of such decrease or change that would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

        Section 4.23    Proxy Statement.    None of the information supplied or to be supplied by the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of its representatives which is contained or incorporated by reference in the Proxy Statement.

        Section 4.24    Prohibited Payments.    None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee or to foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA") or any other federal, foreign or state anti-corruption or anti-bribery Law or requirement applicable to the Company or any Subsidiary; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee. During the last three (3) years, none of the Company or any of its Subsidiaries has received any written communication that alleges that the Company or any Subsidiary, or any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, is in violation of, or has any material liability under, the FCPA.

        Section 4.25    Opinion of Financial Advisors.    The Board of Directors of the Company has received the written opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth in such opinion, the Merger Consideration payable to each holder of outstanding Company Capital Stock (other than Parent or Merger Sub) is fair to the shareholders of the Company from a financial point of view.

        Section 4.26    Anti-takeover Statutes.    The Company has taken any and all action necessary to render the provisions of Subchapter E, Subchapter F and Subchapter G of Chapter 25 of the PBCL inapplicable to Parent, Merger Sub and their respective affiliates, and to the Merger, this Agreement and the transactions contemplated hereby.

        Section 4.27    Vote Required.    The affirmative vote of at least a majority of the votes cast by the holders of outstanding Company Capital Stock entitled to vote thereon (the "Company Shareholder Approval"), is the only vote of holders of securities of the Company that is necessary to approve and adopt this Agreement and the transactions contemplated hereby.

        Section 4.28    Brokers.    No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company other than as provided in the letter of engagement by and between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

        Section 4.29    No Other Representations or Warranties.    Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated hereby. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent's or Merger Sub's use of, any such information, including any information, documents, projections, forecasts of other material made available to Parent or Merger Sub in certain "data rooms" or management presentations in expectation of the transactions contemplated by this Agreement, unless any such information is expressly included in a representation or warranty contained in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

        Except as set forth in the Disclosure Letter delivered by Parent to the Company prior to the execution of this Agreement (the "Parent Disclosure Letter"), which identifies exceptions only by specific Section or subsection references (provided, that disclosure made with respect to any Section and/or subsection will also be deemed to be disclosure against other Sections and/or subsections of this Agreement to the extent that it is readily apparent on its face that such disclosure is applicable to such other Section and/or subsections), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

        Section 5.1    Organization.    Parent is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and each of Parent and Merger Sub has the requisite power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever. As soon as practicable after the date of this Agreement, Parent shall provide to the Company the name of the "ultimate parent entity" for purposes of obtaining the approvals of the Governmental Entities contemplated by this Agreement.

        Section 5.2    Authority.    Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary action by the Boards of Directors of Parent and Merger Sub and, prior to the Effective Time, will be duly and validly authorized by all necessary action by Parent as the sole shareholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing of the Articles of Merger with the Department of State as required by the PBCL). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor's rights, and to general equitable principles).

        Section 5.3    No Conflict; Required Filings and Consents.    (a) The execution, delivery and performance of this Agreement and the transactions contemplated hereby by Parent and Merger Sub, do not and will not (i) conflict with or violate the respective articles of incorporation or bylaws (or similar organizational documents) of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations specified in Section 5.3(b) have been obtained and all filings described therein have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Parent or Merger Sub or by which either of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any material Contracts to which Parent or Merger Sub is a party or by which Parent or Merger Sub, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

        (b)   The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder, the Securities Act and state securities, and "blue sky" laws, (ii) applicable NYSE listing requirements, (iii) the filing and recordation of appropriate merger documents as required by the PBCL, (iv) the HSR Act and any applicable requirements of Foreign Competition Laws or (v) where the failure to obtain such other consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

        Section 5.4    Absence of Litigation.    As of the date of this Agreement, there are no suits, claims, actions, proceedings, arbitrations, mediations or investigations pending or, to the Knowledge of Parent, threatened against Parent or any of its subsidiaries, other than any such suit, claim, action, proceeding or investigation that would not prevent, materially delay or materially impede the consummation of the transactions contemplated hereby. As of the date of this Agreement, neither Parent nor any of its Subsidiaries nor any of their respective properties is or are subject to any Order that would prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

        Section 5.5    Proxy Statement.    None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated

therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained or incorporated by reference in the Proxy Statement.

        Section 5.6    Brokers.    Except as set forth in Section 5.6 of the Parent Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub.

        Section 5.7    Financing.    (a) Section 5.7(a) of Parent Disclosure Letter sets forth true, accurate and complete copies of executed commitment letters issued to Parent by the Financing Sources party thereto (collectively, the "Debt Commitment Letters"), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein to Parent for the purpose of funding the transactions contemplated by this Agreement (the "Debt Financing"). Section 5.7(a) of Parent Disclosure Letter sets forth true, accurate and complete copies of executed commitment letters (collectively, the "Equity Commitment Letters" and together with the Debt Commitment Letters, the "Financing Commitments") from each of the investors party thereto (collectively, the "Investors") pursuant to which the Investors have committed to invest the amounts set forth therein (the "Equity Financing" and together with the Debt Financing, the "Financing"). There are no other agreements, side letters or arrangements relating to the Equity Financing, including any syndication thereof, except as set forth in the Equity Commitment Letters. The Equity Commitment Letters provide, and will continue to provide, that the Company is a third party beneficiary thereof.

        (b)   As of the date hereof, the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect. Each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Parent and Merger Sub and, to the Knowledge of Parent, the other parties thereto. There are no other agreements, side letters, conditions precedent or arrangements relating to or affecting the Financing or the terms thereof, other than as set forth in the Financing Commitments and any related fee or engagement letter (true and correct redacted copies of which have been furnished to the Company). As of the date of this Agreement, (i) no event has occurred which, with or without notice, lapse of time or both, would constitute a material default or material breach on the part of Parent or Merger Sub under any term or condition of the Financing Commitments, and (ii) neither Parent nor Merger Sub has reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments. Parent and/or Merger Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. The aggregate proceeds from the Financing constitute all of the financing required to be provided by Parent for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Parent's and Merger Sub's obligations under this Agreement, including the payment of the aggregate Merger Consideration (including any refinancing of indebtedness of Parent or the Company required in connection therewith). The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein.

        Section 5.8    Operations of Parent and Merger Sub.    (a) Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. As of the date of this Agreement, the authorized share capital of Merger Sub consists of shares, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent.

        (b)   Prior to the Effective Time, Parent shall deliver to the Company a complete and correct description of its capital structure and ownership and that of its equity holders (excluding the Investors).

        Section 5.9    Solvency.    Assuming that (a) the conditions to the obligation of Parent and Merger Sub to consummate the Merger have been satisfied or waived, (b) any estimates, projections or forecasts prepared by the Company or its Representatives that have been provided to Parent, Merger Sub or their Representatives have been prepared in good faith based upon reasonable assumptions, and (c) the financial statements included in the Company SEC Reports fairly present the consolidated financial condition of the Company and its subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its subsidiaries for the periods covered thereby, then immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement, including the Debt Financing, the payment of the aggregate Merger Consideration, funding of any obligations of the Surviving Corporation or its subsidiaries which become due or payable by the Surviving Corporation and its subsidiaries in connection with, or as a result of, the Merger and payment of all related fees and expenses, the Surviving Corporation and each of its subsidiaries will not: (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (iii) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

        Section 5.10    Ownership of Shares.    As of the date of this Agreement, none of Parent, Merger Sub or their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company and none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Company Capital Stock except pursuant to this Agreement.

        Section 5.11    Vote/Approval Required.    No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the transactions contemplated hereby. The vote or consent of Parent as the sole shareholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the transactions contemplated hereby.

        Section 5.12    No Other Representations or Warranties.    Except for the representations and warranties contained in this Article V, the Company acknowledges that none of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company. None of Parent, Merger Sub or any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or the Company's or any other Person's use of, any such information, unless any such information is expressly included in a representation or warranty contained in this Article V.

 ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

        Section 6.1    Conduct of the Company and the Subsidiaries.    The Company covenants and agrees that, between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except (i) as may be required by Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly permitted pursuant to this Agreement or (iv) as set forth in Section 6.1 of the Company Disclosure Letter, the business of the Company and its Subsidiaries shall be conducted only in, and such entities shall not take any action except in, the ordinary course of business and in a manner consistent with past practice in all material respects, and the Company and its Subsidiaries shall use their commercially reasonable efforts to (A) preserve intact the Company's and its Subsidiaries' business organization in all material respects, (B) maintain existing relations with customers, suppliers, creditors and business partners that are integral to the operation of their businesses as presently conducted and (C) keep available the services of those of their present officers, employees and consultants who are integral to the operation of their businesses as presently conducted; provided, however, that any action taken or not taken by the Company or its Subsidiaries in compliance with this Section 6.1 shall not be deemed a breach of this sentence unless such action would constitute a breach of such specific provision of Sections 6.1(a) through 6.1(q) below. Furthermore, other than as set forth in Section 6.1 of the Company Disclosure Letter, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not, and the Company shall cause its Subsidiaries not to:

        (a)   amend or otherwise change the Amended and Restated Articles of Incorporation or By-Laws of the Company or such equivalent organizational documents of any of its Subsidiaries;

        (b)   except for transactions among the Company and its wholly-owned Subsidiaries or among the Company's wholly-owned Subsidiaries, or as otherwise contemplated in Section 6.1(f) of this Agreement, issue, sell, pledge, dispose, encumber or grant any shares of its or its Subsidiaries' capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries' capital stock; provided, however, that the Company may issue shares upon the exercise of any Company Stock Option outstanding as of the date hereof or the vesting or redemption of any Company Restricted Stock Unit or Company Deferred Stock Unit in accordance with their terms;

        (c)   redeem, purchase or otherwise acquire, or propose or offer to redeem, purchase or otherwise acquire, any outstanding shares of capital stock or any other equity interests of the Company or any of its Subsidiaries, except as required pursuant to any Company Benefit Plans in effect as of the date hereof;

        (d)   declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company's or any of its Subsidiaries' capital stock, other than dividends paid by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company;

        (e)   except as required pursuant to existing written agreements or Company Benefit Plans in effect as of the date hereof, or as otherwise required by Law or this Agreement, (i) increase the compensation or other benefits payable or to become payable to directors or executive officers of the Company or any of its Subsidiaries, (ii) grant or materially increase any severance or termination pay to, or enter into or materially amend any severance agreement or termination agreement with any director or executive officer of the Company or any of its Subsidiaries, (iii) enter into or materially amend any employment agreement with any executive officer of the Company (except for employment agreements terminable on less than 30 calendar days' notice without penalty or to the extent to replace a departing employee, in which case only in the ordinary course of business consistent with past practice), or (iv) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries;

        (f)    grant, confer or award, options, convertible security, restricted stock units or other rights to acquire any of its or its Subsidiaries' capital stock or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan, other than grants of Company Restricted Stock Units pursuant to deferral elections made prior to the date hereof under the Company Deferred Compensation Plan;

        (g)   acquire, except in respect of any mergers, consolidations, business combinations among the Company and its wholly-owned Subsidiaries or among the Company's wholly-owned Subsidiaries, (including by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, other business organization or any division thereof, or all of substantially all of the assets of any Person in connection with acquisitions or investments, or enter into any agreement, arrangement or understanding with respect to any such acquisition, including any confidentiality, exclusivity, standstill or similar agreements, other than in connection with the acquisition or opening of new locations that do not involve the payment by the Company or any of its Subsidiaries in excess of $10 million in the aggregate;

        (h)   incur any (i) indebtedness for borrowed money (ii) capitalized lease obligations other than in the ordinary course of business consistent with past practice, (iii) guarantees and other arrangements having the economic effect of a guarantee of any indebtedness of any other Person or (iv) obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations of others, except for (A) indebtedness for borrowed money in an aggregate principal amount not to exceed $5 million or (B) with respect to trade payables;

        (i)    (i) modify or amend any Company Material Contract with a term longer than one (1) year which cannot be terminated without material penalty upon notice of sixty (60) calendar days or less, (ii) waive, release or assign any rights or claims under any Company Material Contract or (iii) enter into any Contract that if entered into prior to the date hereof would have been a Company Material Contract;

        (j)    make any material change to its methods of accounting in effect as of October 29, 2011, except (i) as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or as required by a Governmental Entity or quasi-Governmental Entity (including the Financial Accounting Standards Board or any similar organization), (ii) to permit the audit of the Company's financial statements in compliance with GAAP, (iii) as required by a change in applicable Law or (iv) as disclosed in the Company SEC Documents filed prior to the date hereof;

        (k)   except for transactions among the Company and its wholly-owned Subsidiaries or among the Company's wholly-owned Subsidiaries, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material portion of its properties or assets (other than Inventory in the ordinary course of business consistent with past practice);

        (l)    file any amendment to any Tax Return or make any election relating to Taxes, change any election relating to Taxes already made, adopt or change any accounting method relating to

Taxes, enter into any closing agreement relating to Taxes, settle any claim or assessment relating to Taxes or consent to any claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment if any of the foregoing would reasonably be expected to materially increase the Tax liability of the Company and its Subsidiaries or materially reduce a Tax attribute of the Company and its Subsidiaries;

        (m)  settle, compromise, discharge or agree to settle any litigation, investigation, arbitration or proceeding other than those that do not involve the payment by the Company or any of its Subsidiaries of monetary damages in excess of $2 million in the aggregate, after taking into account any applicable reserves and any applicable insurance coverage, and do not involve any material injunctive or other material non-monetary relief or impose material restrictions on the business or operations of the Company or its Subsidiaries;

        (n)   make any capital expenditures, except (i) capital expenditures made in accordance with the Company's annual budget and capital expenditure plan, copies of which have been previously provided to Parent, or (ii) other capital expenditures in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $5 million;

        (o)   sell, lease, mortgage, sell and leaseback or otherwise dispose of any Real Property or any interests therein, other than in the ordinary course of business with respect to property designated as "surplus" in Section 4.17 of the Company Disclosure Letter;

        (p)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization or restructuring the corporate structure of the Company or any of its Subsidiaries (other than the Merger); or

        (q)   authorize or enter into any written agreement or otherwise make any commitment to do any of the foregoing.

        Section 6.2    No Control of Other Party's Business.    Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company's or its Subsidiaries' operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and subject to the conditions of this Agreement, including without limitation Section 6.1 hereof, complete control and supervision over its and its Subsidiaries' operations.

        Section 6.3    Satisfaction of Liabilities.    At the Closing Parent shall take all action as necessary to satisfy all liabilities with respect to those certain obligations set forth on Section 6.3 of the Company Disclosure Letter.

ARTICLE VII

ADDITIONAL AGREEMENTS

        Section 7.1    Preparation of the Proxy Statement; Shareholders Meeting.

        (a)   As soon as reasonably practicable following the date hereof (but in no event later than March 29, 2012), the Company shall prepare and file with the SEC, and Parent and Merger Sub shall cooperate with the Company in such preparation and filing of, a proxy statement relating to the Company Shareholders Meeting (such proxy statement, as amended or supplemented from time to time, the "Proxy Statement"). Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company shall as soon as reasonably practicable notify Parent and Merger Sub of the receipt of any comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information. The Company shall respond promptly to any comments from the SEC or the staff of the SEC on the Proxy Statement. The Company shall use its commercially reasonable efforts to (i) have the Proxy Statement cleared by the SEC as promptly as practicable after such filing and (ii) cause the Proxy Statement to be mailed to the Company's shareholders as promptly as practicable after the Proxy Statement is cleared by the staff of the SEC for mailing to the Company's shareholders. No filing of, or amendment or supplement to, the Proxy Statement shall be made by the Company, without providing Parent and its counsel a reasonable opportunity to review and comment thereon and giving due consideration to such comments.

        (b)   If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the Merger.

        (c)   Subject to Section 7.3 hereof, the Company shall (i) as promptly as reasonably practicable following the Go-Shop Period End Date, establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval (the "Company Shareholders Meeting") and (ii) unless a Change of Recommendation occurs in accordance with the proviso in the immediately succeeding sentence or Section 7.3, (A) use commercially reasonable efforts to solicit the adoption and approval of this Agreement by the shareholders of the Company, and (B) include in the Proxy Statement the recommendation of the Board of Directors of the Company that the shareholders of the Company adopt and approve this Agreement and the transactions contemplated hereby, including the Merger (the "Company Recommendation"). Neither the Board of Directors of the Company nor any committee thereof shall directly or indirectly (x) withdraw (or change, amend, modify or qualify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or change, amend, modify or qualify in a manner adverse to Parent or Merger Sub), the Company Recommendation, (y) approve or recommend, or publicly propose to approve or recommend, a Competing Proposal, or (z) take any other action or make any other proposal or statement inconsistent with such Company Recommendation (any action described in clauses (x), (y), or (z) being referred to as a "Change of Recommendation"); provided that, anything to the contrary contained in this Agreement notwithstanding, the Board of Directors of the Company may effect a Change of Recommendation (subject to the Company having complied with its obligations under Section 7.3 in the case of a Competing Proposal or a Superior Proposal) if such Board of Directors determines in good faith (after consultation with outside legal counsel) that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

        Section 7.2    Access to Information.    Upon reasonable notice, the Company shall, and shall cause its Subsidiaries to, afford to Parent and to the officers, employees, accountants, counsel, financial advisors and other representatives of Parent reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records (including for purposes of observing or conducting physical inventory), directors, officers, and employees and, during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent consistent with its legal obligations all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent (i) that an agreement is required to be kept confidential in accordance with its terms, (ii) it is required by a Governmental Entity or (iii) that, in the reasonable judgment of the Company, applicable Law requires it or its Subsidiaries to restrict access to any properties or information; provided, further, that the Company shall use its commercially reasonable efforts to limit such restrictions and shall furnish information to the extent not so restricted; provided, further, however, that to the extent the Company or any of its Subsidiaries is restricted in or prohibited from providing any such access pursuant to a contract or agreement for the benefit of any third party under the preceding clause (i), the Company shall use its commercially reasonable efforts (without being required to make any payments) to obtain any approval, consent or waiver with respect to such contract or agreement that is necessary to provide such access. The parties will hold any such information in confidence to the extent required by, and in accordance with, the provisions of the letter agreement dated October 26, 2011, between The Gores Group, LLC and the Company (as amended, the "Confidentiality Agreement").

        Section 7.3    Competing Proposal Consideration.

        (a)   During the period beginning on the date of this Agreement and continuing until 11:59 p.m. (EST) on March 14, 2012 (the "Go-Shop Period End Date"), the Company and its Subsidiaries and its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or its Subsidiaries (the "Representatives"), shall have the right, under the direction of the Company's Board of Directors or any committee thereof, to: (i) solicit, initiate, facilitate or encourage any Competing Proposal, including by way of providing access to non-public information to any Person pursuant to the prior execution of a confidentiality agreement with such Person that contains confidentiality and standstill provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (an "Acceptable Confidentiality Agreement"); provided that the Company shall concurrently therewith provide to Parent any non-public information concerning the Company or its Subsidiaries that is provided or made available to any such Person (or its representatives) which had not previously been provided or made available to Parent or Merger Sub; and (ii) engage in discussions or negotiations with any Person with respect to any Competing Proposal. On the Go-Shop Period End Date, the Company shall deliver to Parent a list of all Persons from whom the Company received, after the date hereof and prior to the Go-Shop Period End Date (each, a "Go-Shop Party"), a written Competing Proposal that the Board of Directors of the Company in good faith determined (after consultation with outside legal counsel) is bona fide and constitutes a Superior Proposal or a Competing Proposal that is reasonably likely to result in a Superior Proposal.

        (b)   Except as expressly permitted by Section 7.3(c), the Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause its Representatives to: (i) on the Go-Shop Period End Date, immediately cease any existing solicitations, discussions or negotiations with any Persons that may be ongoing with respect to any Competing Proposal or any proposal reasonably likely to result in a Competing Proposal (and the Company shall use commercially reasonable efforts to have all copies of all non-public information it or its Subsidiaries or their respective Representatives have distributed or made available since the date hereof to Persons in connection with their consideration of any Competing Proposal (other than with respect to Parent and its Affiliates), destroyed or returned to the Company as soon as possible); and (ii) from and after the Go-Shop Period End Date until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, the Company shall not, and shall cause its Subsidiaries not to, and shall use its commercially reasonable efforts to cause its Representatives not to, directly or indirectly through any Person, (A) solicit, initiate, knowingly facilitate or encourage any Competing Proposal, (B) participate in any negotiations regarding, or furnish to any Person any material non-public information in connection with any Competing Proposal, (C) engage in discussions or negotiations with any Person with respect to any Competing Proposal, (D) approve or recommend any Competing Proposal or (E) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, or similar document or any agreement or commitment relating to any Competing Proposal or enter into any contract or agreement in principle that is intended or would reasonably be expected to result in a Competing Proposal.

        (c)   Notwithstanding the limitations set forth in Section 7.3(b), if at any time after the Go-Shop Period End Date, the Company receives a Competing Proposal which constitutes or would reasonably be expected to result in a Superior Proposal, then the Company may (i) furnish non-public information to the third party making such Competing Proposal, if, and only if, prior to so furnishing such information, the Company receives from such third party a signed Acceptable Confidentiality Agreement and (ii) engage in discussions or negotiations with such third party with respect to the Competing Proposal; provided, however, that as promptly as reasonably practicable following the Company taking such actions as described in clauses (i) or (ii) above, the Company shall provide written notice to Parent of such Competing Proposal; provided, further, (A) such notice to Parent shall identify the Person making, and indicate in reasonable detail the terms and conditions of, such Competing Proposal, and (B) thereafter, the Company shall promptly provide to Parent redacted copies of any proposed definitive agreements received in connection with such Competing Proposal. The Company shall keep Parent fully informed, on a current basis, of the status and details of any Competing Proposal. Notwithstanding the foregoing, the Company shall have the right (i) to waive the provisions of any Acceptable Confidentiality Agreement to permit a Go-Shop Party to make a Competing Proposal on a non-public basis to the Company and its board of directors, (ii) to continue to engage in the activities described in Section 7.3(a) following the Go-Shop Period End Date with any Go-Shop Party until 11:59 p.m. (EST) on March 29, 2012, and (iii) to engage in the activities described in Section 7.3(c) with respect to any Person, including a Person that was previously a Go-Shop Party, subject to the terms and conditions set forth in Section 7.3(c).

        (d)   Notwithstanding anything in this Agreement to the contrary, the Board of Directors of the Company may at any time prior to obtaining the Company Shareholder Approval if the Company receives a Competing Proposal that the Board of Directors of the Company concludes in good faith (after consultation with outside legal counsel) constitutes a Superior Proposal (A) effect a Change of Recommendation and/or (B) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Board of Directors may not effect a Change of Recommendation relating to a Superior Proposal pursuant to the foregoing clause (A) or terminate this Agreement pursuant to the foregoing clause (B) unless the Company shall have provided prior written notice to Parent and Merger Sub, at least three (3) Business Days in advance of such Change of Recommendation or such termination (the "Notice Period"), of its intention to effect a Change of Recommendation in response to such Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the Person making such Superior Proposal). Prior to effecting such Change of Recommendation or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company shall, and shall cause its Representatives to, during such Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement so that such Competing Proposal ceases to constitute a Superior Proposal.

        (e)   The Company shall not release any third party from, or waive any provisions of, any confidentiality or "standstill" or similar agreement in favor of the Company; provided, however, that the Company may waive its rights under any confidentiality or "standstill" or similar agreement to the extent necessary to enable the parties subject thereto to make Competing Proposals to the Company.

        (f)    As used in this Agreement,

            (i)  the term "Competing Proposal" means any written bona fide proposal made by a third party relating to any direct or indirect acquisition or purchase of 15% or more of the assets of the Company and its Subsidiaries, taken as a whole, or 15% or more of the combined voting power of the shares of Company Capital Stock, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of the combined voting power of the shares of Company Capital Stock or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries in which the other party thereto or its shareholders will own 15% or more of the combined voting power of the parent entity resulting from any such transaction, other than transactions contemplated by this Agreement; and

           (ii)  the term "Superior Proposal" means a Competing Proposal not solicited or initiated in material breach of this Section 7.3 that the Board of Directors of the Company in good faith determines (after consultation with outside legal counsel) would, if consummated, result in a transaction that is (A) more favorable to the Company's shareholders from a financial point of view than the transactions contemplated hereby, after taking into account all relevant factors as the Board of Directors of the Company considers to be appropriate, but which shall include all the terms and conditions of such proposal and this Agreement (including any changes to the terms of and conditions of this Agreement proposed by Parent in writing in response to such proposal after Parent's receipt of the notice contemplated by Section 7.3(d)) and (B) reasonably capable of being consummated on the terms proposed, taking into account all financial (including having financing commitments, if any, and agreements to comply with requests of antitrust regulators, in each case, that are at least as certain as those provided by Parent), regulatory, legal and other aspects of such proposal); provided that, for purposes of the definition of "Superior Proposal," the references to "15% or more" in the definition of Competing Proposal shall be deemed to be references to "all or substantially all".

        (g)   Nothing contained in this Agreement shall prohibit the Company or the Board of Directors of the Company from (i) disclosing to the Company's shareholders a position contemplated by 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if the Board of Directors of the Company has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable Law; provided, that disclosures under this Section 7.3(g) shall not be a basis, in themselves, for Parent to terminate this Agreement pursuant to Section 9.1(f).

        Section 7.4    Efforts; Cooperation.

        (a)   Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) Business Days of the date hereof and to respond as promptly as practicable to any request for additional information and documentary material pursuant to the HSR Act and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

        (b)   Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 7.4(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, use its reasonable best efforts to (i) cooperate in all material respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the "FTC"), the Antitrust Division of the Department of Justice (the "DOJ") or any other U.S. or foreign Governmental Entity, regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Entity and, to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity, give the other party the opportunity to attend and participate in such meetings and conferences. As used in this Agreement, the term "Antitrust Law" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

        (c)   In furtherance and not in limitation of the covenants of the parties contained in Sections 7.4(a) and (b), if any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Entity challenging any of the transactions contemplated hereby as violative of any Antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including complying with any requests to sell, hold separate or otherwise dispose of any assets of the Company and its Subsidiaries or complying with requests to conduct the business of the Company in a manner which would resolve such objections or suits.

        (d)   Subject to the obligations under Section 7.4(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity challenging the Merger or any other transaction contemplated by this Agreement, each of Parent, Merger Sub and the Company shall cooperate in all material respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

        Section 7.5    Employee Benefit Matters.

        (a)   During the one-year period commencing on the Effective Time, Parent shall provide or shall cause the Surviving Corporation to provide to employees of the Company and any of its Subsidiaries who become employees of the Surviving Corporation ("Company Employees") annual salary and target bonus that are, in the aggregate, no less favorable than the annual salary and target bonus being provided to Company Employees immediately prior to the Effective Time. From the Closing Date through and until January 29, 2013, Parent shall provide or shall cause the Surviving Corporation to provide to Company Employees health and welfare benefits programs (excluding any post-retirement health and welfare benefits) that are, in the aggregate, not materially less favorable than the health and welfare benefits programs being provided to Company Employees immediately prior to the Effective Time under the Company Benefit Plans. If the 401(k) Plan (as defined below) is terminated in accordance with Section 7.5(d) hereof, then no later than the date that is ninety (90) days after the Closing Date, Parent shall cause the Surviving Corporation to offer a 401(k) plan to Company Employees that is substantially similar, provided that the employer match is at least as favorable, as the 401(k) Plan. If the 401(k) Plan is not terminated in accordance with Section 7.5(d) hereof, Parent shall cause the Surviving Corporation to continue the 401(k) Plan in accordance with its terms. If the Puerto Rico Plan (as defined below) is terminated in accordance with Section 7.5(d) hereof, then no later than the date that is ninety (90) days after the Closing Date, Parent shall cause the Surviving Corporation to offer a Puerto Rico plan to Company Employees that is substantially similar, provided that the employer match is at least as favorable, as the Puerto Rico Plan. If the Puerto Rico Plan is not terminated in accordance with Section 7.5(d) hereof, Parent shall cause the Surviving Corporation to continue the Puerto Rico Plan in accordance with its terms.

        (b)   For purposes of eligibility and vesting under the employee benefit plans of Parent, the Company, the Company Subsidiaries and their respective Affiliates providing benefits to any Company Employees after the Closing (the "New Plans"), and for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, each Company Employee shall be credited with his or her years of service with the Company, the Company's Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Benefit Plan; provided, however, that no such service credit shall result in any duplication of benefits with respect to any service period. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before the replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, and Parent shall cause any eligible expenses incurred by such Company Employee and his or her covered dependents under a Company Benefit Plan during the portion of the plan year of the New Plan ending on the date such Company Employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

        (c)   Effective as of the Closing Date, the Company shall take such actions as are necessary and appropriate to fully vest all participants in the amounts credited to their accounts under each of the Company Deferred Compensation Plan and the Company Account Plan (collectively, the "Company Nonqualified Plans"), to the extent not vested as of the Closing Date. In addition, the Company shall terminate each of the Company Nonqualified Plans in accordance with the requirements of Treas. Reg. 1.409A-3(j)(4)(ix)(B) and Parent acknowledges and agrees to such termination of the Company Nonqualified Plans. In connection with the termination of the Company Nonqualified Plans, each participant entitled to receive a benefit under the Company Nonqualified Plans shall receive full payment of the total value of the amounts credited to their accounts under the Company Nonqualified Plans in a single lump sum cash payment as soon as administratively practicable after the Closing Date (and in any event within five (5) Business Days after the Closing Date).

        (d)   If requested by Parent prior to the Closing Date, the Company shall, effective as of immediately prior to the Effective Time, terminate The Pep Boys Savings Plan (the "401(k) Plan") and no further contributions shall be made to the 401(k) Plan. If requested by Parent prior to the Closing Date, the Company shall, effective as of immediately prior to the Effective Time, terminate The Pep Boys Savings Plan—Puerto Rico (the "Puerto Rico Plan") and no further contributions shall be made to the Puerto Rico Plan. If the 401(k) Plan is terminated, the Company shall provide to Parent any executed resolutions by the Company's Board of Directors authorizing such termination. If the Puerto Rico Plan is terminated, the Company shall provide to Parent any executed resolutions by the Company's Board of Directors authorizing such termination.

        Section 7.6    Indemnification, Exculpation and Insurance.

        (a)   Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current directors and officers of the Company or its Subsidiaries as provided in their respective articles of association, certificates of incorporation or bylaws (or comparable organization documents) or in any written indemnification agreement in effect as of the date hereof shall survive the Merger and shall continue in full force and effect. Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to Indemnitees with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, solely to the extent required by: (i) the Amended and Restated Articles of Incorporation or By-Laws (or equivalent organizational documents) of the Company or any of its Subsidiaries as in effect on the date of this Agreement; and (ii) any indemnification agreements of the Company or its Subsidiaries or other applicable contract as in effect on the date of this Agreement.

        (b)   Without limiting the provisions of Section 7.6(a), during the period ending on the sixth (6th) anniversary of the Effective Time, Parent shall: (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Indemnitee's capacity as a director, officer or employee of the Company or any of its Subsidiaries or Affiliates; or (B) the Merger, this Agreement and any transactions contemplated hereby; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys' fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 7.6(b) or elsewhere in this Agreement, neither Parent nor the Surviving Corporation shall (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Section 7.6(b) unless such settlement, compromise, consent or termination includes an unconditional release of the applicable Indemnitee from all liability arising out of such claim, action, suit, proceeding or investigation.

        (c)   Prior to the Effective Time, the Company shall use its commercially reasonable efforts to (and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to) obtain a six-year pre-paid "tail policy" covering acts or omissions at or prior to the Effective Time with respect to those persons who are currently covered by the current policies of the directors' and officers' liability insurance maintained by the Company (the "Current D&O Policy") with such coverage levels not materially less favorable to such indemnified persons than those of the Current D&O Policy; provided, that (i) such "tail" insurance policies shall not require the payment of an aggregate annual premium in excess of three hundred percent (300%) of the aggregate annual premium most recently paid by the Company prior to the date hereof to maintain the Current D&O Insurance (and if the annual premium of such insurance coverage exceeds such amount, the Company, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount) and (ii) prior to the Closing, the Company shall not enter into any Contract for a "tail" policy without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). If the Company and/or the Surviving Corporation shall for any reason fail to obtain such "tail" insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the Current D&O Policy with levels of coverage no less favorable than that provided as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use commercially reasonable efforts to purchase comparable policies of directors' and officers' liability insurance for such six (6)-year period with levels of coverage no less favorable as provided under the Current D&O Policy as of the date hereof; provided, however, that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such policies of directors' and officers' liability insurance in excess of three hundred percent (300%) of the aggregate annual premium most recently paid by the Company prior to the date hereof to maintain the Current D&O Insurance (and if the annual premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount).

        (d)   The Indemnitees to whom this Section 7.6 applies shall be third party beneficiaries of this Section 7.6. The provisions of this Section 7.6 are intended to be for the benefit of each Indemnitee, his or her successors, heirs or representatives.

        (e)   Notwithstanding anything contained in Section 10.1 or Section 10.10 hereof to the contrary, this Section 7.6 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and its Subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 7.6.

        Section 7.7    Public Announcements.    Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Law or exchange listing requirements to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.

        Section 7.8    Further Assurances.    At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take any other actions and do any other things, in the name and on behalf of the Company, reasonably necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, Parent shall not, and Parent shall cause its Affiliates not to enter into any agreement to acquire, or make any premerger notification filing under the HSR Act (or similar filing under any Antitrust Law) or public announcement with respect to the acquisition of, any debt or equity interests in, or any assets of, any of the entities listed in Section 7.8 of the Parent Disclosure Letter or any of their direct or indirect subsidiaries or franchises of such entities; provided, however, that neither Parent nor any of its Affiliates shall be restricted under this Section 7.8 from (i) acquiring the goods and services sold by any such entity, subsidiary or franchise, or (ii) acquiring debt or equity interests of any such entity, subsidiary or franchise as a passive investment.

        Section 7.9    Financing.

        (a)   Parent shall use its commercially reasonable efforts to (i) arrange the Financing on the terms and conditions described in the Financing Commitments (or on terms no less favorable to Parent and Merger Sub), (ii) enter into definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments (or on terms no less favorable to Parent and Merger Sub), which agreements shall be in effect as promptly as practicable after the date hereof, but in no event later than the Closing, and (iii) consummate the Financing no later than the Closing. In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitments, (A) Parent shall promptly notify the Company and (B) Parent shall use its commercially reasonable efforts to arrange to obtain any such portion from alternative sources, on terms that are not materially less favorable from the standpoint of Parent and Merger Sub than the terms and conditions set forth in the Financing Commitments, as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first or second sentence of this Section 7.9(a) being referred to as the "Financing Agreements"). Parent and Merger Sub shall, and shall cause their Affiliates and representatives to, use commercially reasonable efforts to comply with the terms, and satisfy on a timely basis the conditions, in each case those that are within their control, of the Financing Commitments, any alternative financing commitments, the Financing Agreements and any related fee and engagement letters. Any material breach of the Financing Commitments, the Financing Agreements, any alternative financing commitments, and any related fee and engagement letter by Parent or Merger Sub shall be deemed a breach by Parent of this Section 7.9(a). Parent shall (x) furnish complete, correct and executed copies of the Financing Agreements to the Company as promptly as practicable after their execution, (y) give the Company prompt notice of any material breach by any party of any of the Financing Commitments, any alternative financing commitments, or the Financing Arrangements of which Parent or Merger Sub becomes aware, or any termination thereof and (z) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing (or any replacement thereof).

        (b)   The Company shall and shall cause its Subsidiaries to, at Parent's sole expense, cooperate in connection with the arrangement of the Financing (including any related sale-leaseback transactions) as may be reasonably requested by Parent (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries). Such cooperation by the Company shall include, at the reasonable request of Parent (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), (i) agreeing to enter into such agreements, and to use commercially reasonable efforts to deliver such officer's certificates and other documents, as are customary in financings of such type and as are, in the good faith determination of the Persons executing such officer's certificates and other documents, accurate, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the assets of the Company and its Subsidiaries pursuant to such agreements as may be reasonably requested, provided that no obligation of the Company under any such agreement, pledge or grant shall be effective until the Effective Time and (ii) providing to the lenders specified in the Financing Commitments (or any alternative financing commitments) financial and other information in the Company's possession with respect to the Merger, making the Company's senior officers available to assist the lenders specified in the Financing Commitments (or any alternative financing commitments) and otherwise reasonably cooperating in connection with the consummation of the Financing, including (A) using commercially reasonable efforts to obtain legal opinions, customary landlord, warehouse and bailee lien and access waivers and deposit and investment account control agreements at the sole expense of and as requested by Parent on behalf of the Financing Sources, (B) executing and delivering authorization letters with respect to the distribution of bank information memoranda, (C) authorizing any existing lenders or agent for such lenders to disclose any information with respect to the Company and its subsidiaries to Parent and Merger Sub (including, but not limited to, any field examinations, appraisals, and legal documents) which authorization shall be on terms and conditions reasonably satisfactory to such existing lenders or agent, (D) providing unaudited consolidated monthly financial statements of the Company (excluding footnotes) consisting of a balance sheet, income statement and statement of cash flows to the extent the Company customarily prepares such financial statements, (E) participating in meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and senior management and Representatives of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, (F) participation by senior management of the Company in the negotiation of the Financing Agreements relating to the Debt Financing, (G) using its commercially reasonable efforts to take such actions as are reasonably requested by Parent or the Financing Sources to facilitate the satisfaction on a timely basis of any and all conditions precedent set forth in the Debt Commitment Letters and the Financing Agreements relating to the Debt Financing, and (H) delivering to Parent and the Financing Sources, as promptly as practicable after Parent's request therefor, all other information with respect to the business, operations, financial condition, projections and prospects of the Company as is customarily provided by a borrower in a secured financing transaction and is available to the Company on a commercially reasonable basis. All non-public or otherwise confidential information regarding the Company and its Subsidiaries obtained by Parent or representatives of Parent pursuant to this Section 7.9 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub, and the arrangers under the Financing Commitments, shall be permitted to disclose such information to potential syndicate members during syndication, subject to customary confidentiality undertakings by such potential syndicate members. Subject to the terms and conditions of any applicable Contract, the Company hereby consents to the use of all of its and its Subsidiaries' logos in connection with the Debt Financing; provided, that such logos are used in a manner that is not reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof) prior to the Effective Time.

        Section 7.10    Section 16(b).    Parent and the Company shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 under the Exchange Act.

 ARTICLE VIII

CONDITIONS

        Section 8.1    Conditions to the Obligation of Each Party.    The respective obligations of Parent, Merger Sub and the Company to effect the Merger are subject to the satisfaction of the following conditions, unless waived in writing by all parties:

        (a)   the Company Shareholder Approval shall have been obtained;

        (b)   no law, statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any United States or state court or other Governmental Entity which prohibits, restrains or enjoins the consummation of the Merger; and

        (c)   the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and all pre-Closing approvals or consents required under any applicable Foreign Competition Laws shall have been obtained.

        Section 8.2    Conditions to Obligations of Parent and Merger Sub.    The obligations of Parent and Merger Sub to effect the Merger are further subject to satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

        (a)   (i) the representations and warranties of the Company contained in Sections 4.3 and 4.4 shall be true and correct (except for any de minimis failure to be true and correct) at and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), and (ii) all other representations and warranties of the Company contained in Article IV hereof shall be true and correct (disregarding all qualifications or limitations as to "materiality," "Company Material Adverse Effect" or words of similar import) at and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failure of any such representation or warranty to be true and correct has not had, and would not have, individually or in the aggregate, a Company Material Adverse Effect;

        (b)   the Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time; and

        (c)   the Company shall have delivered to Parent and Merger Sub a certificate, signed by its chief executive officer or another senior officer on behalf of the Company, to the effect that the conditions contained in Sections 8.2(a) and 8.2(b) have been satisfied in all respects.

        Section 8.3    Conditions to Obligations of the Company.    The obligations of the Company to effect the Merger are further subject to satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

        (a)   the representations and warranties of Parent and Merger Sub contained in Sections 5.1 and 5.2 shall be true and correct (except for any de minimis failure to be true and correct) at and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), and (ii) all other representations and warranties of Parent and Merger Sub contained in Article V hereof shall be true and correct (disregarding all qualifications or limitations as to "materiality" or words of similar import) at and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failure of any such representation or warranty to be true has not, and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement;

        (b)   each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Effective Time; and

        (c)   Parent shall have delivered to the Company a certificate, signed by its chief executive officer or another of its senior officers, to the effect that the conditions contained in Section 8.3(a) and (b) have been satisfied in all respects.

        Section 8.4    Frustration of Closing Conditions.    None of Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Sections 8.1, 8.2 or 8.3, as the case may be, to be satisfied if such failure was caused by such party's failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 7.4.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

        Section 9.1    Termination.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the shareholders of the Company, as follows:

        (a)   By mutual written consent of Parent and the Company;

        (b)   By either the Company or Parent if the Closing of the Merger shall not have occurred on or before July 27, 2012 (the "Termination Date");

        (c)   By either the Company or Parent if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any party whose failure to comply with Section 7.4 has caused or resulted in such action or inaction;

        (d)   By either the Company or Parent if the Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote of the holders of the Company Capital Stock at the Company Shareholders Meeting or at any adjournment or postponement thereof;

        (e)   By the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.3 and (B) has not been or is incapable of being cured by Parent within thirty (30) calendar days after its receipt of written notice thereof from the Company;

        (f)    By Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2 and (B) has not been or is incapable of being cured by the Company within thirty (30) calendar days after its receipt of written notice thereof from Parent;

        (g)   By the Company in accordance with Section 7.3(d), but only if the Company is in compliance with Section 7.3; or

        (h)   By the Company if (A) all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing), (B) the Company has given Parent written notice of the commencement of the five (5) Business Day period contemplated by Section 1.2 and that it is prepared to consummate the transactions contemplated by this Agreement, and (C) Parent or Merger Sub breaches its obligations under Section 1.2 to consummate the transactions contemplated by this Agreement by the end of such five (5) Business Day period.

        Notwithstanding anything else contained in this Agreement, the right to terminate this Agreement under this Section 9.1 shall not be available to any party (a) that is in material breach of its obligations hereunder or (b) whose failure to fulfill its obligations or to comply with its covenants under this Agreement has been the cause of, or resulted in, the failure to satisfy any condition to the obligations of either party hereunder.

        Section 9.2    Procedure for Termination.    In order to be effective, a termination of this Agreement by Parent or Company pursuant to Section 9.1 shall be authorized by an action of Parent's or Company's Board of Directors, as the case may be.

        Section 9.3    Effect of Termination.

        (a)   Any termination of this Agreement by Parent pursuant to this Article IX shall also constitute an effective termination by Merger Sub.

        (b)   If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto or any Financing Source, except (i) as set forth in Section 9.4, (ii) that the agreements contained in this Section 9.3 and Article X and the Confidentiality Agreement (in accordance with its terms) shall survive the termination hereof and (iii) that no such termination shall relieve any party of any liability or damages incurred or suffered as a result of fraud.

        Section 9.4    Fees and Expenses.

        (a)   Whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except (i) Expenses incurred in connection with the filing, printing and mailing of the Proxy Statement (including SEC filing fees), and (ii) the filing fees for the premerger notification and report forms under the HSR Act and under any Foreign Competition Laws, each of which shall be shared equally by Parent and the Company. Notwithstanding the foregoing sentence, in the event this Agreement is terminated by the Company pursuant to Section 9.1(g), all Expenses incurred by the

Company for clauses (i) and (ii) above shall be paid by the Company (and if previously paid by Parent, shall be promptly reimbursed upon termination of this Agreement). As used in this Agreement, "Expenses" means the reasonable and documented out-of-pocket fees and expenses of the party's independent advisor, counsel and accountants, incurred by the party or on its behalf in connection with this Agreement and the transactions contemplated hereby, and the reasonable and documented out-of-pocket expenses of the preparation, printing, filing and mailing of the Proxy Statement and the solicitation of shareholder approvals related to the transactions contemplated hereby.

        (b)   If this Agreement is terminated (A) by either the Company or Parent pursuant to Section 9.1(b) or (d) and, prior to the Company Shareholders Meeting, a Competing Proposal has been publicly proposed or disclosed, and, in each case, not publicly withdrawn at the time of the Company Shareholders Meeting, (B) by the Company pursuant to Section 9.1(g), then the Company shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay Parent by wire transfer of same day funds a fee equal to the Termination Fee (as defined below); provided, however, that no Termination Fee will be payable by the Company pursuant to clause (A) above unless and until within twelve (12) months of such termination the Company or any of its Subsidiaries enters into a definitive agreement relating to a Competing Proposal or consummates the transactions contemplated by a Competing Proposal, in which case such Termination Fee shall be paid at the closing (and as a condition of closing) of the transactions contemplated by the Competing Proposal. "Termination Fee" means $25 million in cash, except in the event that this Agreement is terminated on or prior to 11:59 p.m. (EST) on March 29, 2012 pursuant to Section 9.1(g) in order to enter into a definitive agreement with a Go-Shop Party with respect to a Superior Proposal, in which case the Termination Fee shall mean $10 million in cash. Notwithstanding anything in this Agreement to the contrary, Parent's right to receive the payment of the Termination Fee from the Company shall be the sole and exclusive remedy of Parent or Merger Sub against the Company for any loss suffered as a result of any breach of any representation, warranty, covenant or obligation in this Agreement (other than in connection with a material violation or material breach of Section 7.3 for which all applicable legal and equitable remedies shall be available to Parent and Merger Sub) by the Company, and neither the Company nor any of its Subsidiaries or any of their respective former, current or future directors, officers, employees, agents, partners, managers, members, stockholders, assignees, representatives or Affiliates shall have any further liability or obligations relating to or arising out of this Agreement.

        (c)   If this Agreement is terminated by the Company pursuant to Section 9.1(e) or Section 9.1(h), Parent shall promptly pay (but in no event later than two (2) Business Days after the date of such termination) to the Company as liquidated damages and not as a penalty by wire transfer of same day funds a fee equal to $50 million in cash (the "Parent Termination Fee"). Notwithstanding anything in this Agreement to the contrary, the Company's right to receive the payment of the Parent Termination Fee from Parent shall be the sole and exclusive remedy of the Company and its Subsidiaries and any of their respective former, current or future directors, officers, partners, managers, members, stockholders or Affiliates against Parent or Merger Sub or any Parent Related Party for any loss suffered as a result of any breach of any representation, warranty, covenant or obligation in this Agreement by Parent or Merger Sub, and none of Parent, Merger Sub or any Parent Related Party shall have any further liability or obligations relating to or arising out of this Agreement.

        (d)   Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in Sections 9.4(b) and (c) are an integral part of the transactions contemplated by this Agreement. In the event that the Company shall fail to pay the Termination Fee when due or Parent shall fail to pay the Parent Termination Fee when due, the Company or Parent, as the case may be, shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable fees and expenses of counsel) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment.

ARTICLE X

GENERAL PROVISIONS

        Section 10.1    Parties in Interest.    This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) with respect to the provisions of Section 7.6 which shall inure to the benefit of each Indemnitee, his or her successors, heirs or representatives who are intended to be third-party beneficiaries thereof, (b) at the Effective Time, the rights of the holders of Company Capital Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, (c) at the Effective Time, the rights of the holders of Company Stock Options, Company Restricted Stock Units, Company Performance Stock Units and Company Deferred Stock Units to receive the payments contemplated by the applicable provisions of Section 2.8 in accordance with the terms and conditions of this Agreement, and the rights of each participant entitled to receive a benefit under the Company Nonqualified Plans to receive the payment contemplated by Section 7.5(d) in accordance with the terms and conditions of this Agreement, (d) prior to the Effective Time, the rights of the holders of Company Capital Stock to pursue claims for damages and other relief, including equitable relief, for Parent's or Merger Sub's breach of this Agreement; provided, however, that the rights granted to the holders of Company Capital Stock pursuant to the foregoing clause (d) of this Section 10.1 shall only be enforceable on behalf of such holders by the Company (or any successor in interest thereto) in its sole and absolute discretion and (e) each of the Financing Sources who shall be third party beneficiaries of Sections 9.4(c), 10.1, 10.6, 10.7, 10.13, 10.15 and 10.16 hereof.

        Section 10.2    Entire Agreement.    This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede any prior understandings, agreements, or representations by or among the parties, written or oral, with respect to the subject matter hereof.

        Section 10.3    Succession and Assignment.    This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that Parent and Merger Sub may assign any or all of its respective rights, interests or obligations hereunder to one or more of its Affiliates without the consent of the Company, provided, that no such assignment shall relieve Parent or Merger Sub, as the case may be, from any of its obligations hereunder.

        Section 10.4    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

        Section 10.5    Headings.    The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 10.6    Governing Law.    This agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to principles of conflicts of law thereof.

        Section 10.7    Submission to Jurisdiction; Waivers.    Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or assigns may be brought and determined in any Federal court located in the Commonwealth of Pennsylvania or any state court located in the Commonwealth of Pennsylvania and each party hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts, provided that the judgment of any such court may be enforced by any court of competent jurisdiction. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the above-named courts for any reason other than the failure to lawfully serve process; (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts; and (c) to the fullest extent permitted by applicable Law that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Without in any way limiting any waiver of Financing Source liability or any other provision relating to the Financing Sources and notwithstanding anything to the contrary in this Agreement, no party hereto, nor any of its affiliates, will bring, or support the bringing of, any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof, anywhere other than in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

        Section 10.8    Severability.    Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

        Section 10.9    Construction.    The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

        Section 10.10    Non-Survival of Representations, Warranties and Agreements.    None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article X.

        Section 10.11    Certain Definitions.    For purposes of this Agreement, the following terms have the meanings indicated:

        (a)   "Affiliate" has the same meaning as set forth in Rule l2b-2 promulgated under the Exchange Act.

        (b)   "Business Day" means any day on which banks are not required or authorized to close in the City of Philadelphia.

        (c)   "Company ESPP" means the Company Employee Stock Purchase Plan.

        (d)   "Company Material Adverse Effect" means any fact, circumstance, event, change, effect, violation or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, violations or occurrences, (a) has or would be reasonably expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) prevents the ability of the Company to consummate the Merger or materially adversely effects the Company's ability to perform its material obligations under this Agreement; provided, however, that in the case of clause (a) only, none of the following, and no effect arising out of or resulting from the following, shall be deemed to be a Company Material Adverse Effect: (i) changes in general economic, financial market or geopolitical conditions, except to the extent such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies, (ii) general changes or developments in any of the industries in which the Company or its Subsidiaries operate, except to the extent such changes or developments have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies, (iii) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar materially negative impact on relationships, contractual or otherwise, with any material customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries due to the announcement of this Agreement or the identity of the parties to this Agreement, or compliance with the covenants set forth herein, (iv) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, except to the extent such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies, (v) any outbreak or escalation of hostilities or war or any act of terrorism, except to the extent such outbreak, escalation of hostilities, war or act of terrorism has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies, or (vi) any failure by the Company to meet any published analyst estimates or expectations of the Company's revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a "Company Material Adverse Effect" may be taken into account in determining whether there has been a Company Material Adverse Effect).

        (e)   "Company Stock Plan" means the Company 1990 Stock Incentive Plan and the Company 2009 Stock Incentive Plan.

        (f)    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        (g)   "Financing Sources" means (i) the lenders party to the Debt Commitment Letters and (ii) to the extent applicable, equity financing sources and equity investors, and (iii) in the case of clauses (i) and (ii), their respective former, current or future general or limited partners, stockholders, managers, members, directors, attorneys, officers, employees, advisors, accountants, consultants, agents, representatives or Affiliates.

        (h)   "Indemnitee" means any individual who, at or prior to the Effective Time, was an officer or director of the Company or served on behalf of the Company at the request or for the benefit of the Company as an officer, director or employee of any of the Company's Subsidiaries or Affiliates or any of their predecessors in all of their capacities (including as stockholder, controlling or otherwise).

        (i)    "Intellectual Property Rights" means all intellectual property rights of every kind and description throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof ("Patents"), (ii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing ("Trademarks"), (iii) copyrights and copyrightable subject matter ("Copyrights"), (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing ("Software"), (v) trade secrets and all other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies ("Trade Secrets"), (vi) rights of publicity or privacy, and rights to personal information, and (vii) all applications and registrations for the foregoing.

        (j)    "Knowledge" of any Person that is not an individual means, with respect to any specific matter, the actual knowledge of such Person's executive officers.

        (k)   "Laws" means any federal, state, territory or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity (including any Environmental Law).

        (l)    "Lien" means liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind.

        (m)  "Order" means any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Entity.

        (n)   "Parent Related Party" means each of the former, current or future direct or indirect parents, Subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members, stockholders, proposed debt or equity financing sources, the Financing Sources, the Investors, investors, assignees or representatives of Parent or Merger Sub, or the former, current or future direct or indirect parents, Subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members, stockholders, investors, assignees or representatives of any of the foregoing.

        (o)   "Permitted Lien" means (i) any Lien for Taxes not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents, (iii) such non-

monetary Liens or other imperfections of title, if any, that, do not have, individually or in the aggregate, a Company Material Adverse Effect, including, without limitation, (A) easements, rights of way, restrictions, encumbrances, covenants, conditions, imperfections or any other matters affecting the Real Property (whether shown or not shown by the public records) including boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) any supplemental Taxes or assessments not shown by the public records and (C) title to any portion of the Real Property lying within the right of way or boundary of any public road or private road, (iv) Liens imposed or promulgated by Laws with respect to the Real Property and improvements located thereon, including zoning laws, ordinances and regulations now or hereafter in effect, (v) Liens disclosed on existing title reports or existing surveys (copies of which have been made available to Parent), (vi) mechanics', carriers', workmen's, repairmen's, materialmen's, builders', contractors' and similar Liens, incurred in the ordinary course of business which are not delinquent or which are being contested in good faith; and (vii) Liens arising in connection with indebtedness of the Company and to be released on or prior to the Closing.

        (p)   "Person" means an individual, corporation, limited or general partnership, limited liability company, association, trust, joint venture, unincorporated organization, government or political agency or instrumentality or other entity or group (as defined in the Exchange Act).

        (q)   "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, that owns at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

        Section 10.12    Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by overnight courier service to the respective parties at the following addresses, or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.12:

If to Parent or Merger Sub:	Auto Acquisition Company, LLC
10877 Wilshire Boulevard
18th Floor
Los Angeles, CA 90024
Attn: General Counsel
Telecopy: (310) 443-2149
with a copy to:	Skadden Arps Slate Meagher & Flom LLP
300 S Grand Avenue
Suite 3200
Los Angeles, CA 90071
Attn: Rick C. Madden, Esq.
Telecopy: (213) 621-5379
If to the Company:	The Pep Boys – Manny, Moe & Jack
3111 Allegheny Ave
Philadelphia, PA 19132
Attn: General Counsel
Telecopy: (215) 430-4664

with a copy to:	Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
Attn: James W. McKenzie, Jr.
Telecopy: (215) 963-5001

        Section 10.13    Amendments.    This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company, but, after any such approval, no amendment shall be made which by Law or in accordance with the applicable NYSE rules requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding anything in this Agreement to the contrary, Sections 9.4(c), 10.1, 10.7, 10.13, 10.15 and 10.16 hereof (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of Sections 9.4(c), 10.1, 10.7, 10.13, 10.15 and 10.16 hereof) may not be amended, modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Sources without the prior written consent of the lenders under the Debt Commitment Letters.

        Section 10.14    Waiver.    At any time prior to the Effective Time, whether before or after the Company Shareholders Meeting, any party hereto may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

        Section 10.15    Financing Sources.    Notwithstanding anything to the contrary in this Agreement, the Financing Sources shall not have any liability to the Company or any those Affiliates of the Company under its control relating to or arising out of this Agreement or the Debt Commitment Letters or any related agreements, whether at law or equity, in contract or in tort or otherwise, and the Company and those Affiliates of the Company under its control shall not have any rights or claims, and shall not seek any loss or damage or any other recovery or judgment of any kind, including direct, indirect, consequential or punitive damages, against any Financing Source under this Agreement or the Debt Commitment Letters or any related agreements, whether at law or equity, in contract or in tort or otherwise.

        Section 10.16    Time Is Of the Essence.    Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

        Section 10.17    WAIVER OF JURY TRIAL.    TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS A PLAINTIFF, DEFENDANT OR OTHERWISE), AGAINST ANY PARTY HERETO OR ANY OF THE FINANCING SOURCES, ANY RIGHT TO TRIAL BY JURY IN ANY ACTION IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION,

CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF, RELATING TO OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY ACTION, ISSUE, CLAIM, CAUSE OF ACTION, SUIT, INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF, RELATING TO OR BASED UPON THE DEBT COMMITMENT LETTERS OR THE PERFORMANCE THEREOF).

(Signature page follows.)

        IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AUTO ACQUISITION COMPANY, LLC
By:	/s/ ERIC HATTLER
Name: Eric Hattler
Title: Vice President & Assistant Secretary
AUTO MERGERSUB, INC.
By:	/s/ ERIC HATTLER
Name: Eric Hattler
Title: Vice President & Assistant Secretary

THE PEP BOYS – MANNY, MOE & JACK
By:	/s/ MICHAEL R. ODELL
	Name:	Michael R. Odell
	Title:	President and Chief Executive Officer

 Index of Defined Terms

Defined Term	Section Where Defined
"401(k) Plan"	7.5(d)
"Acceptable Confidentiality Agreement"	7.3(a)
"Agreement"	Preamble
"Antitrust Law"	7.4(b)
"Articles of Merger	1.2
"Affiliate"	10.11(a)
"Business Day"	10.11(b)
"Certificate"	1.4(c)
"Change of Recommendation"	7.1(c)
"Closing"	1.2
"Closing Date"	1.2
"Code"	2.6
"Company"	Preamble
"Company Benefit Plan"	4.12(a)
"Company Capital Stock"	Recitals
"Company Deferred Stock Unit"	2.8(d)
"Company Disclosure Letter"	Article IV
"Company Employees"	7.5(a)
"Company ESPP"	10.11(c)
"Company Intellectual Property Rights	4.14(a)
"Company Material Adverse Effect"	10.11(d)
"Company Material Contract"	4.19(a)
"Company Nonqualified Plans"	7.5(c)
"Company Performance Stock Unit"	2.8(c)
"Company Permits"	4.6
"Company Recommendation"	7.1(c)
"Company Restricted Stock Unit"	2.8(b)
"Company SEC Reports"	4.7(a)
"Company Shareholder Approval"	4.27
"Company Shareholders Meeting"	7.1(c)
"Company Stock Option	2.8(a)
"Company Stock Plan"	10.11(e)
"Competing Proposal"	7.3(f)(i)
"Confidentiality Agreement"	7.2
"Contract"	4.6
"Copyrights"	10.11(i)
"Current D&O Policy"	7.6(c)
"Debt Commitment Letters"	5.7(a)
"Debt Financing"	5.7(a)
"Department of State"	1.2
"DOJ"	7.4(b)
"Effective Time"	1.2
"Environmental Laws"	4.18(a)
"Environmental Claim"	4.18(b)
"Equity Commitment Letters"	5.7(a)
"Equity Financing"	5.7(a)

Defined Term	Section Where Defined
"ERISA"	10.11(f)
"ERISA Affiliate"	4.12(d)
"Exchange Act"	4.5(b)
"Expenses"	9.4(a)
"Financing"	5.7(a)
"Financing Agreements"	7.9(a)
"Financing Commitments"	5.7(a)
"Financing Sources"	10.11(g)
"Foreign Benefit Plan"	4.12(k)
"Foreign Competition Laws"	4.5(b)
"FCPA"	4.24
"FTC"	7.4(b)
"GAAP"	4.7(b)
"Guarantee"	Recitals
"Go-Shop Period End Date"	7.3(a)
"Go-Shop Party"	7.3(a)
"Governmental Entity"	2.4
"HSR Act"	4.5(b)
"Indemnitee"	10.11(h)
"Intellectual Property Rights"	10.11(i)
"Inventory"	4.7(c)
"Investors"	5.7(a)
"Knowledge"	10.11(j)
"Laws"	10.11(k)
"Lease"	4.17(a)
"Leased Real Property	4.17(a)
"Lien"	10.11(l)
"Materials of Environmental Concern"	4.18(a)
"Merger"	Recitals
"Merger Consideration"	1.4(a)
"Merger Sub"	Preamble
"Multiemployer Plan"	4.12(a)
"New Plans"	7.5(b)
"Notice Period"	7.3(d)
"NYSE"	4.5(b)
"Order"	10.11(m)
"Owned Real Property"	4.17(a)
"Parent"	Preamble
"Parent Disclosure Letter"	Article V
"Parent Related Party"	10.11(n)
"Parent Termination Fee"	9.4(c)
"Patents"	10.11(i)
"Paying Agent"	2.1
"Payment Fund"	2.1
"PBCL"	Recitals
"Permitted Lien"	10.11(o)
"Person"	10.11(p)
"Proxy Statement"	7.1(a)
"Real Property"	4.17(a)
"Representatives"	7.3(a)

Defined Term	Section Where Defined
"SEC"	Article IV
"Securities Act"	4.5(b)
"Software"	10.11(i)
"Subsidiary"	10.11(q)
"Superior Proposal"	7.3(f)(ii)
"Surviving Corporation"	1.1
"Tax"	4.15(b)
"Taxes"	4.15(b)
"Tax Returns"	4.15(b)
"Termination Date"	9.1(b)
"Termination Fee"	9.4(b)
"Trademarks"	10.11(i)
"Trade Secrets"	10.11(i)
"Uncertificated Share"	1.4(c)

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  Exhibit 2.1
AGREEMENT AND PLAN OF MERGER BY AND AMONG AUTO ACQUISITION COMPANY, LLC, AUTO MERGERSUB, INC. AND THE PEP BOYS – MANNY, MOE & JACK DATED AS OF JANUARY 29, 2012
TABLE OF CONTENTS
AGREEMENT AND PLAN OF MERGER
W I T N E S S E T H
ARTICLE I THE MERGER
ARTICLE II EXCHANGE OF CERTIFICATES
ARTICLE III CERTAIN CORPORATE MATTERS
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
ARTICLE VI COVENANTS RELATING TO CONDUCT OF BUSINESS
ARTICLE VII ADDITIONAL AGREEMENTS
ARTICLE VIII CONDITIONS
ARTICLE IX TERMINATION, AMENDMENT AND WAIVER
ARTICLE X GENERAL PROVISIONS
Index of Defined Terms